UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10-SB/A
                                (Amendment No. 1)


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 0-52197

                              HC INNOVATIONS, INC.
                 (Name of Small Business Issuer in its charter)


               DELAWARE                                       04-3570877

(State of other jurisdiction of incorporation                (I.R.S. Employer
or organization)                                             Identification No.)

SIX CORPORATE DRIVE, SUITE 420, SHELTON, CONNECTICUT                06484
      (Address of principal executive offices)                   (Zip Code)

Issuer's telephone number (203) 925-9600

                                   Copies to:
                               Jay Kaplowitz, Esq.
                             Peter J. Gennuso, Esq.
                               Gersten Savage LLP
                         600 Lexington Avenue, 9th Floor
                               New York, NY 10022
                                Ph (212) 752-9700
                               Fax (212) 980-5192

Securities to be registered under Section 12(b) of the Act:

NONE

Securities to be registered under Section 12 (g) of the Act:

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                                (Title of class)

                                TABLE OF CONTENTS


                                                                            Page

PART I

Item 1.  Description of Business                                              3

Item 1A. Risk Factors                                                        16

Item 2.  Management's Discussion and Analysis or Plan of Operation           28

Item 3.  Description of Property                                             38

Item 4.  Security Ownership of Certain Beneficial Owners and Management      38

Item 5.  Directors and Executive Officers, Promoters and Control Persons     39

Item 6.  Executive Compensation                                              40

Item 7.  Certain Relationships and Related Transactions                      40

Item 8.  Description of Securities                                           41


PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity
         and Related Stockholder Matters                                     42

Item 2.  Legal Proceedings                                                   43

Item 3.  Changes in and Disagreements with Accountants                       43

Item 4.  Recent Sales of Unregistered Securities                             43

Item 5.  Indemnification of Directors and Officers                           44


PART F/S
Financial Statements


PART III

Item 1.  Index to Exhibits

                                     PART I

AS USED IN THIS FORM 10-SB EXCEPT FOR SHARE AND PER SHARE DATA, THE TERMS "HC INNOVATIONS," "COMPANY," "WE," "OUR" AND LIKE REFERENCES MEAN AND INCLUDE
BOTH HC INNOVATIONS, INC., A DELAWARE CORPORATION (FORMERLY, AYRE HOLDINGS, INC.) AND ITS WHOLLY-OWNED SUBSIDIARIES, HEALTHCARE INNOVATIONS, INC., A DELAWARE CORPORATION, ENHANCED CARE INITIATIVES, INC., A DELAWARE
CORPORATION, ENHANCED CARE INITIATIVES OF TENNESSEE,INC., A TENNESSEE CORPORATION AND TEXAS ENHANCED CARE INITIATIVES, INC., A TEXAS CORPORATION ON
A COMBINED BASIS. UNLESS OTHERWISE INDICATED, THE TERM "YEAR," "FISCAL YEAR" OR "FISCAL" REFERS TO OUR FISCAL YEAR ENDING DECEMBER 31ST. UNLESS WE TELL YOU OTHERWISE, THE TERM "COMMON STOCK" AS USED IN THIS PROSPECTUS REFERS TO OUR COMMON STOCK.

ITEM 1.

                             DESCRIPTION OF BUSINESS

BACKGROUND

HC Innovations, Inc. is a holding company incorporated in Delaware that, through its subsidiaries, provides specialty care management products and services. Our specialty care management approach is predicated on caring for small populations of medically unstable and frail people.


Our wholly-owned subsidiary, Enhanced Care Initiatives, Inc. ("ECI"), was founded in 2002 by David Chess MD, our President and Chief Executive Officer. ECI is the management company for our operating entities and provides specialty disease and care management services for small, costly subpopulations. ECI markets its proprietary specialty care management programs for the medically frail and other costly sub-populations to Health Maintenance Organizations ("HMOs") and other Managed Care Organizations ("MCOs") as well as state Medicaid departments. ECI's two wholly owned operating subsidiaries are: 1) Enhanced Care Initiatives of Tennessee, Inc. 2) Texas Enhanced Care Initiatives, Inc. The subsidiaries perform services according to the terms of the Company's contracts with its customers. Revenues are recognized by the subsidiaries along with direct expenses associated with servicing the contracts and financial results are reported on a consolidated basis. The operations of ECI subsidiaries accounted for 9% of the Company's 2005 revenues and 24% of revenues for the nine months ended September 30, 2006.



REVERSE MERGER TRANSACTION

Pursuant to a Stock Acquisition Agreement dated May 11, 2006, Ayre Holdings, Inc. ("Ayre"), a Delaware corporation, acquired 100% of the issued and outstanding shares of HCI, in exchange for 24,368,323 shares of common stock of Ayre, representing approximately 99% of the total issued and outstanding shares of Ayre at the time. Prior to the consummation of the acquisition, Ayre, a non-reporting pink sheet company and public shell, effectuated a reverse stock split whereby the then current 793,000 issued and outstanding shares of common stock were reverse split into 328,637 shares of common stock at the rate of ..41442.

The post-acquisition entity is accounted for as a recapitalization of HCI using accounting principles applicable to reverse acquisitions with HCI, being treated as the accounting parent (acquirer) and Ayre, the legal parent, being treated as the accounting subsidiary (acquiree). HCI is regarded as the predecessor entity.

In accordance with the provisions governing the accounting for reverse acquisitions, the historical figures presented are those of HCI. Upon consummation of the acquisition on June 9, 2006, Ayre changed its name to HC Innovations, Inc. The Company's common stock is quoted on the pink sheets under the symbol "HCNV.PK".

OUR BUSINESS

We are a specialty disease and care management company focused on caring for small populations of medically unstable and frail individuals. As a specialty disease and care management company, we attempt to utilize preventative health care to save money by attempting to keep patients with chronic conditions out of the hospital, helping patients and states save on health care costs. Our Company is comprised of separate divisions each with a specific focus and intervention to service this segment of our population. As a specialty disease and care management company we seek to bring to HMOs, MCOs and state Medicaid departments the ability to positively impact the health and cost of their sickest, costliest subsets of patients. To do this, we combine our proprietary information systems with specially trained nurses and nurse practitioners. Specifically, we integrate the following services:

     (a) Hands-on involvement by seeing patients in their homes and in nursing homes;

     (b) Call center backup consisting of nurses, social workers and case managers who work specifically with one or two nurses and their patients via the telephone to assist with coordination of services and monitoring of health status; and

     (c) Biometric monitoring through the use of devices that allow us to monitor patients in the home such as scales, medication reminder systems blood pressure machines to name a few.

Our services extend to accompanying the patient to the doctor and providing them with our availability on a twenty-four hour a day, seven days a week basis. In the event that the patient goes to a hospital or nursing home, we also provide case management.

Our principal office is located at Six Corporate Drive,  Suite 420, Shelton,  CT
06484.  Our  telephone  number  is  (203)  925-9600.   Our  website  address  is
www.enhancecare.com.

CORPORATE STRATEGY

We are a specialty disease and care management company. As such, our corporate strategy is to care for the most costly and needy patients in an effort to try to have them avoid hospitalizations and, at the same time, create cost savings. We also seek to be able to facilitate care delivery support services in the community, in nursing homes, and throughout the United States and it territories. We seek to sell our products and services directly to HMOs, MCOs and State Medicaid departments, as well as to subcontract with other disease management companies.

To implement our corporate strategy, we have created software algorithms that help us define the most needy and costly populations. We have connected this to a nurse - patient centric electronic medical record, all to assist our staff in the management of our enrollees.

Our clinical strategy is to identify subgroups of people with common needs and create programs to fill the gaps in care, stabilizing the health of the individual. These are highly complex populations consisting of patients with over seven (7) active diagnosis, average of three (3) hospitalizations per year that require complex solutions.

PRODUCTS AND SERVICES.

We offer our products and services through three channels: EasyCare, NP Care and SAMehr.

EASY CARE: THE SOLUTION FOR THE COMMUNITY DWELLING MEDICALLY COMPLEX AND FRAIL

The Easy Care program focuses on the medically complex and fragile costly community-based patients. EASY CARE is a program built to support the medically complex frail patient, creating a safety net that is woven from a combination of services which together seeks to support the patient and improves their health, while lowering their cost of care by preventing avoidable hospitalizations.

Under the Easy Care Program each patient is individually evaluated to determine which approaches should be implemented for that specific patient. A feature of the Easy Care Program is that we work closely with the patient, their family and their physician. The Easy Care tools and approach include:

     o Hands-on nurse and nurse practitioner care in the home; the nurse does a comprehensive evaluation which includes physical, cognitive and social situation evaluation. We review medications, diet and exercise. We put in place disease specific exercises, review advance directives and connect patient to community resources to assure that the patient is getting what they need to stay well.

     o Physician integration -- our nurses accompany the patient on physician visits;

     o Call center support; each patient has a support person in the call center who works with their nurse to help coordinate the patient's care. This support person calls the patient periodically and at the direction of their nurse partner, assists in the follow up of medical issues. The support person also assists in setting up appointments and transportation.

     o Community-based weekly meetings to monitor, exercise and address depression and isolation in our patients; these weekly meetings are attended by our nurses, recreation aide, athletic trainers, dietician and pharmacist (on a rotating basis).

     o 24/7 Caregiver Support Program; this consists of a survey at the initiation of the program to assess caregiver needs and stress and then to help the caregiver create a sustainable support solution for the patient. This includes a 24/7 emotional support hotline, referral services, and legal hotline, to name a few.

     o    Pharmacist,  medical  director,   nutritionist  and  athletic  trainer
          monitoring,

     o Biometrics -such as scales, medication monitoring devices, blood pressure machines wirelessly connected to the phone line and channeled directly to our computer system, oxymeters, glucosometers, cell phones and video phones,

     o Pharmaceutical Management - Web-based medication monitoring by our pharmacist with direct feedback to our nurses' tablet PCs,

     o Case management -- our nurses continue to monitor the patient if hospitalized or in a nursing home,

     o IT infrastructure -- all of our nurses are equipped with tablet PC, point, click and handwriting recognition. This allows us to efficiently gather and maintain large amounts of actionable data; it also prompts the nurse to consider specific interventions driving best practices,

     o The computer as the communication channel -- our Web-based IT system allows for faxing, e-mailing and integrated report generation.

SM

     Easy Care Pricing

     Easy Care pricing is based on a PMPM (per enrolled member, per month) basis. We can enroll up to 1,000 patients per four months per market. We are currently able to implement two markets per 120 days. Our program works best in population centers of 50,000 or more. However, with use of our biometric monitoring system and two-way video conferencing we can extend our reach to more rural patients.


The Company and its founders have successfully completed pilot programs with two major Connecticut hospitals, Bridgeport Hospital and Hartford Hospital, followed by a successful contract with a national HMO, HealthNet NE. Quantifiable cost savings in the range of 25%-50% have been demonstrated.

THE BRIDGEPORT HOSPITAL PILOT lasted 18 months. We demonstrated a 90% reduction in hospitalization and a 75% decrease in hospital costs. This pilot tracked the same 60 patients for three years: two years before the program and one year after. The results were recently published in The Journal of Ambulatory Care Management, vol. 30, 1, pages 30-38, creating a Wellness Program/Safety Net for the Medically Complex and Frail Patient.

THE HARTFORD HOSPITAL program demonstrated a savings of 44% of total health care costs. This was published in "Connecticut Medicine" September 2002 pages 249 to
552. Both hospital programs were discontinued when the hospitals stopped taking financial risk within its managed care contracts and many managed care organizations in Connecticut discontinued its managed Medicare programs.

The HEALTHNET program demonstrated a 26% saving in health care costs. However, this data represented a year of costs in which the intervention was available for only 8 months. The average annual health care costs for the members enrolled in the program was approximately $40,000 representing claims data for 120 members tracked for three years. The program was terminated in 2004 when HealthNet NE discontinued all of its disease management interventions.


HEALTHCARE SAVINGS- ILLUSTRATIVE EXAMPLE OF HOW OUR PROGRAM CAN WORK FOR 1,000 MEDICARE ENROLLEES BASED ON THE RESULTS OF OUR PILOT PROGRAM WITH HEALTHNET NE:


     o ECI delivers 16% net cost savings on patients with average costs of $40,000/year


     o    For 1,000 enrollees a $40,000 per, or $40,000,000:

     o    TOTAL SAVINGS at 25%    $ 10,000,000
     o    COST OF PROGRAM:        $  3,600,000
                                  ------------
     o    NET YEARLY SAVINGS:     $  6,400,000



     ECI has secured contracts with:

     1. Health Spring: a regional Medicare HMO in Tennessee, This contract began in October 2005 with 300 enrollees and is expanding to up to 1000 enrollees. The term of the contract is 5 years although there are provisions for cancellation prior to the end of the term.

     2. AmeriGroup: a national Managed Care Organization (MCO), to care for its Medicare/Medicaid enrollees in Houston, Texas. The initial term of this contract runs from June 1, 2006 through November 30, 2007.

     3. Alere Medical, Inc.: In October 2006, we entered into a Disease Management Services Agreement with Alere Medical, Inc. ("Alere"). Alere provides disease management tools, services and systems to Payors which are designed to assist with and improve management of health care outcomes for patients. Alere has contracted with Tufts Health Plan ("Tufts") to provide disease management services in Massachusetts. Tufts provides various commercial and Medicare Health Plans to members. We will provide care management services to Tufts program participants in Massachusetts and Alere will pay to us $295 per enrolled member per month commencing February 1, 2007.

Further, we are in negotiations with American Health Medicare of Puerto Rico and Aetna.

THE MARKET FOR EASY CARE(SM)

According to the U.S. Department of Health & Human Services, three percent (3%) of the Medicare population and one percent (1%) of the Medicaid population will meet the EASY CARE(SM) profile of the medically complex and fragile costly community-based patients. With over 40 million Medicare recipients (3%=1,200,000) and over 40 million on Medicaid (1%=400,000), the market is large and growing. Currently, over five million seniors are enrolled in Managed Medicare and with the recently enacted Medicare Modernization Act, this number is expected to triple over the next two years. We have primarily focused on the Medicare and Medicaid populations because of the increased density of patients who need our services. As managed care organizations assume increasing risk in the Medicare and Medicaid market, EASY CARE is positioned to be an important tool to control the cost of this more labile population. Our primary strategy is to sell directly to these organizations, as well as to subcontract with other disease management companies allowing them to expand their offerings and fill this gap in care.

SOURCE OF ABOVE DATA: HTTP://WWW.CMS.HHS.GOV/ CENTERS FOR MEDICARE & MEDICAID SERVICES (CMS), U.S. DEPARTMENT OF HEALTH & HUMAN SERVICES

SALES AND MARKETING FOR EASY CARE(SM)

As indicated, we will market Easy Care to MCOs, HMOs, State Medical departments and disease management companies. Our sales strategy establishes a process and reaches a "yes" or "no" response within 3 to 4 months.

     The process:

          o    Initial presentations to key leadership;

          o If there is a high level of interest we enter into a Non-Binding Discovery Process which takes 4 to 6 weeks. During this time period, we do an in depth analysis of the Strategic Goals of the organization, the barriers to delivery and the processes in place to manage the outcome. We meet with, and interview people at all levels of the organization, developing a deep understanding of their needs, internal politics while we develop relationships;

          o Presentation of findings and delivery of proposal specific to the company's needs and their particular gaps;

          o    Negotiation and discussion period (3 weeks); and

          o    "Yes" or "No" decision.

NP CARE PROGRAM - Nursing home medical management systems

NP Care's core business is a physician directed nursing home medical management service that integrates the patient care team. Although our NP Care program is a fee for service program, there is no charge to the nursing home for our services and approximately 80% of our reimbursement is from Medicare with the balance from state Medicaid programs and insurance companies.

NP Care's fundamental tools and processes include:

     o Problem-oriented nurse documentation tools that guide the nurse through appropriate, efficient patient evaluation and interventions.

     o    On-site nurse practitioner providing support and care.

     o    Integration with the physician, staff and family.

     o Electronic health record (ehr) system serving as the company's backbone as it allows nurse practitioners to be thorough, efficient and checks to make sure that documentation matches with charges.

Technology driven patient risk assessments of adverse events, such as falls, fractures, dehydration, etc. Our Risk Avoidance Program allows the nursing home to put in place safeguards to avoid these events, but also allows us to notify the family of the risks involved, thereby mitigating potential lawsuits.

MEDICARE ADVANTAGE SPECIAL NEEDS PLANS (SNP) MODEL is an important new innovation in the healthcare marketplace. CMS (Centers for Medicare and Medicaid Services) in an attempt to make sicker patients more attractive to managed care companies have created this designation. With it comes enhanced patient complexity based reimbursement (paying more for patients who are sicker and use more resources). There are 3 types of SNPs. NP Care specializes in the Institutional SNP (#1)

          1. The Institutionalized (~3.5 million): Medicare beneficiaries who reside or are expected to reside for 90 days or longer in a long-term care facility.

          2. Dually Eligible (~7.5 million): Medicare beneficiaries who are also in Medicaid for full Medicaid benefits (~6.2 million) and low-income Medicare beneficiaries who receive subsidies from their state Medicaid program for their Medicare cost sharing (~1.3 million).

          3.   Medicare Beneficiaries with Chronic, Severe Conditions (~millions
               MORE): Medicare beneficiaries with cardiovascular disease, diabetes, heart failure, osteoarthritis, mental disorders, end-stage renal disease and/or HIV/AIDS.

SOURCE OF ABOVE DATA: HTTP://WWW.CMS.HHS.GOV/ CENTERS FOR MEDICARE & MEDICAID SERVICES (CMS), U.S. DEPARTMENT OF HEALTH & HUMAN SERVICES

According to the US Department of Health & Human Services, these populations have a disproportionate share of severe chronic health conditions and disabilities. About one third of the dually eligible population lives in long-term care facilities. They commonly have multiple morbidities (5-8) and some 45% have severe mental illness.

The Medicare Advantage Institutional SNP model has very significant financial implications. CMS is reimbursing the insurance companies almost $20,000 annually per patient for their healthcare costs. This is in contrast to reimbursement of $8,000 per year for community dwelling seniors. NP Care charges approximately 10% of the reimbursement plus gets to share in the profit margin of the service. Working in close collaboration with the health plan and the nursing home the program has the potential to create a 20% profit margin (about $4,000 per patient per year). Each nursing home has on average 50 enrollees and our plan is to contract with 30 nursing homes per year in each location or market. This equates to approximately 1,500 enrollees per year.

NP Care offers a medical infrastructure to nursing homes that is important to controlling costs and care. With this in mind, we have begun the process of partnering with long-term care organizations and Medicare Advantage Specialty Needs Plans (SNP). Our first such partnership is with HealthSpring of Tennessee.

     According to the Pearson Report (2005), there are over 16,000 nursing homes in the United States. The number of facilities in each region of the country is:

       ------------------------ ---------
       New England               1,096
       ------------------------ ---------
       Mid Atlantic              1,791
       ------------------------ ---------
       East North Central        3,225
       ------------------------ ---------
       West North Central        2,228
       ------------------------ ---------
       South Atlantic            2,379
       ------------------------ ---------
       East South Central        1,076
       ------------------------ ---------
       West South Central        2,080
       ------------------------ ---------
       Mountain                    797
       ------------------------ ---------
       Pacific                   1,819
       ------------------------ ---------

                                 MARKET ANALYSIS

                       New England                    7%
                       Mid Atlantic                  11%
                       East North Central            19%
                       West North Central            13%
                       South Atlantic                14%
                       East South Central             7%
                       West South Central            13%
                       Mountain                       5%
                       Pacific                       11%

     We believe  our  planned  growth will track with  population  patterns,  as defined by beds by county, occupancy rates, nurse practitioner scope of practice, physician collaboration, recruitment of NPs, our competitive advantage, payer mix, major nursing home chain presence, and Medicare Advantage programs.

SALES AND MARKETING FOR NP CARE

     Our strategy with NP Care is to be positioned to become a national healthcare company that delivers primary care and improves the quality of life for the elderly living in nursing homes.

     We will accomplish this strategy by:

     o Establishing a partnership with long-term care organizations and Medicare Advantage SNPs (Specialty Needs Programs) that support and see the value in utilizing Nurse Practitioners for primary care.

     o Working closely with both long-term care organizations and health plans to develop and implement systems of care that meets the needs of this special population. This includes computer driven risk assessments on patients to allow for a shift to proactive care, implementing programs that assist nursing home nurses in providing consistent patient care evaluations, implementing programs which address frequent falls, urinary incontinence, wound care to name a few.

     o Design an infrastructure that aligns incentives while accomplishing financial and health outcomes. Paying nursing homes for improved medical infrastructure and allowing them to also benefit from health care savings.

     On October 20, 2006, NP Care of Ohio, LLC ("NP Ohio"), an Ohio limited liability company controlled by Dr. Chess, our President and Chief Executive
Officer, entered into a memorandum of understanding with Ohio Nurse Practitioners, Inc. ("ONP") pursuant to which NP Ohio will provide nursing home medical management services in the state of Ohio. ONP is in the business of providing advance practice registered nursing services to residents of nursing homes. ONP intends to terminate its existing service agreements. NP Ohio will hire certain employees of ONP. ONP will also be retained as a consultant to NP Ohio to assist in securing and retaining contractual service agreements in Ohio. NP Ohio will pay a total of $225,000 in consulting fees to ONP for these services.

SAM ehr - SAM ehr SOFTWARE

     SAM ehr - SAM ehr - (Stratification, Analysis and Management electronic health record) is our proprietary software which allows us to stratify patients health risk, analyze their data and patterns of care, and drive the data out to our nurses, pharmacists and doctors to best manage the patient. SAMehr was designed for internal use not as a marketable product. Currently we will be licensing the software to companies with whom we are doing business as a value added feature of the relationship. We anticipate doing a formal analysis of opportunities relating to SAMehr.

THE MARKET FOR SAMehr

CURRENT OPPORTUNITIES FOR OUR SOFTWARE: American Health Medicare has recently agreed in principle, to develop their care management programs on our systems. This represents a potential contract with a minimal value of $80,000 per year.

FUTURE MARKETS AND OPPORTUNITIES

We believe that SAMehr represents an important growth opportunity. As we develop these software opportunities, our main focus will remain on our core businesses, NP Care and Easy Care. However, we intend to do a formal analysis of this opportunity. If in fact there is a strong business case for further deployment we will create a separate division and seek unique dollars to support this division.

COMPETITION

     There are few hands on, community based programs in the disease management, care management space. After a detailed search, we have found no other company that provides community based hands on care and care coordination for this subset of medically complex and frail patients. Nor have we come across any company that has a sophisticated electronic health record (ehr) to support and manage patients and nurses, the infrastructure of a scalable dependable service. Our proprietary programs and systems, the increasing recognition that small populations are the cost drivers, that care for people with multiple conditions is critical, the maturity and experience of our senior staff, and our demonstrated outcomes are all instrumental in our gaining traction in the markets where we compete. Nevertheless, the healthcare industry and the market for healthcare information products are highly competitive and subject to continual change in the manner in which services are provided. Other entities, whose financial, research, staff, and marketing resources may exceed our resources, are marketing care management and disease management services or have announced an intention to offer such services. These entities include disease management companies, special healthcare companies, major pharmaceutical companies, healthcare organizations, independent care management organizations, provider groups, pharmacy benefit management companies, healthcare information system and software vendors, and other entities that provide services to health plans and self-insured employers. Many of these competitors have substantial installed customer bases in the health care industry and the ability to fund significant product development and acquisition efforts. We also compete against other companies that provide statistical and data management services, including clinical trial services to pharmaceutical companies. In addition, many payor organizations, including health plans, have internal network development and medical case management staff that provide services similar to those provided by us. Many of our competitors have significantly greater financial resources, and these companies also compete with us in recruiting and retaining qualified personnel. Our failure to compete effectively could have a material adverse affect on our business.

     Our competition for the NP Care division may include, but is not be limited to, the following: Evercare, a Medicare Advantage program (a division of United Health Group), Alpha Physician Services (physician groups specializing in nursing home care), primary care physicians who employ nurse practitioners for their nursing home practice, and managed care programs Evercare, Fidelis, and CareOne provide direct financial incentives to the nursing homes. Our challenge is to articulate clearly our superior financial and clinical model.

     Because some of their programs overlap and move into the complex care space, there are three companies that are our major competitors in the Easy Care division:

     PARADIGM HEALTH [www.paradigmhealth.com] has for a number of years provided catastrophic care which is usually focused on hospitalized patients. They use a panel of expert physicians and nurses who provide hands on care, primarily in the hospital. More recently they have developed a complex care program which helps health plans identify the most costly and sickest patients. They focus on the sickest 1% who utilize up to 30% of the resources, usually within the commercial population. Their program addresses late-stage cancer, end-stage chronic conditions, and patients with multiple co-morbidities. They deal with the lack of coordination of care, the isolation and fear the patients' experience, and the inadequacy of social, financial, and emotional support. Most of their care coordination is telephonic although they also do hands on care using community resources such as visiting nurse (outsourced).

     CAREGUIDE@HOME [www.careguideathome.com] a service of CareGuide [www.careguide.com] which is the successor organization of Coordinated Care Solutions [CCS] and now has merged with Patient InfoSystems [www.ptisys.com]. They claim to provide interactive, personalized services to members with complex health care needs who require post-acute and continuous care and work with families and caregivers. Most of this is telephonic but the CareGuide@Home services encompass a national network of field care managers who provide home-based assessments and other onsite services for the elderly and their families.

     SPECIALTY DISEASE MANAGEMENT - SDM [www.specialitydisease.com] this is a company that provides care for a broad scope of chronic diseases and emphasizes coordination and working with the practitioner. They use a primary care nursing model and also do in home assessments and coordination of care in the community. They emphasize as their core service `highly trained community based nurse care managers'.

COMPETITIVE STRATEGY AND METHODS OF COMPETITION

     o ECI TARGETS SPECIFIC SUBPOPULATIONS. Unlike other disease management companies, we are not DISEASE focused. Our services are designed for people who experience the health care system in a predictable fashion with predictable outcomes. We define subgroups of people who experience the health care system similarly, study the gaps in care and create programs to keep them well. This is a paradigm shift. which requires an entirely unique culture and tool set to achieve success.

     o THE ECI PROGRAMS ARE COMPLICATED INTERVENTIONS combining intense hands-on, community-based programs involving many layers of care and intervention including RNs, nurse practitioners, athletic trainers, physical therapists, dieticians, social workers, informatics specialists, pharmacists, and physicians in a variety of roles.

Caring  for  the   medically   complex,   frail   patient   requires  a  complex
infrastructure. Our infrastructure seamlessly connects and drives:

     o    patient stratification,
     o Assessment tools -physical exams, standardized testing, ADLs, IADLs, cognitive testing , depression, SF 12 etc
     o    True integration with the Physician
     o    Interventions in the home and via call center
     o    Biometrics
     o    Community based nursing staff
     o    Pharmacists,
     o    Athletic trainers
     o    Nutritionist
     o    Report writing
     o    Community centers

THE EASY CARE PROGRAM, A SCALABLE COMPLEX INTERVENTION WILL BE DIFFICULT TO REPRODUCE.

o THE CLINICAL EXPERTISE to both understand the populations cared for and create cost-effective, rapidly integrateable, scalable models requires a team with diverse expertise

o SCALING - We believe are now able to operationalize our community based program, enrolling 1,000 complex members per market in multiple markets over a period of four to six months. This requires systems which can coordinate multiple complex interventions

o IT INFRASTRUCTURE -THIS DIVERSE PLATFORM IS MANAGED AND INTEGRATED WITHIN OUR PROPRIETARY SOFTWARE. Our Web-based information system is proprietary and operates as both patient chart and communication port, effectively connecting all parts of our patient's health care team. Additionally, patient care algorithms are embedded in our software and drive standards of care resulting in a reminder system that drives best practices of care from the level of the patient and family to the physician. Our patient chart also is an activity tracker, logging all patient care activity as well as nurse interactions.

PATENTS PENDING - ECI has four Applications for Letters Patents pending:

1) Application for Letters Patent No. 10/745,786 entitled - Method And Criterion For Selecting Patients For Participation In A Care Management Program - filed December 27, 2003; Docket No. 2003KP343PA

The '786 Application's Abstract reads:

The method and criterion of the present invention are used to select high risk or co-morbid patients for participation in a care management program. An acuity score is determined which stratifies patients by cost, diagnosis and disability. This allows us to identify those patients which will benefit most from our Easy Care program. Finding the right patient for the right program is critical to our success.

2) Application for Letters Patent No. 10/745,787 entitled - Care Management Method For Managing The Treatments Of High Risk Medically Unstable Patients - filed December 27, 2003; Docket No. 2003KP351PA.

The '787 Application's Abstract reads:

The present invention is related to methods of managing the care of high risk or co-morbid patients who have been pre-selected for care management using the patent identified above. In accordance with care management entity's system, care managers and other specialists coordinate and supplement treatment plans for the high risk patients. After acceptance into the care management programs, the co-morbid patients are gathered together for group sessions at a community center. This patent describes our road map for caring for the medically complex, unstable patient. The complex interplay of services and how they are applied is original and allows us to further differentiate ourselves in the managed care market.

3) Application for Letters Patent No. 11/016,058 entitled - Care Management method For Managing Treatments Of High Risk Mentally Unstable Patients - filed December 18, 2004; Docket no. 2004KP392PA

The '058 Application's Abstract reads:

The present invention is related to methods of managing the care of high risk mentally unstable patients who have been preselected for care management. In accordance with care management entity's system, care managers and other specialists coordinate and supplement treatment plans for the high risk patients. After acceptance into the care management programs, the high risk mentally unstable patients are gathered together for group sessions at a community center. Patients are equipped with cellular telephones and electronic monitoring devices for monitoring the mental and physical capacities of the high risk mentally unstable patients. This patent codifies our processes for managing this very mobile, unstable population. It describes the combinations of interventions we apply and how we apply them to manage the mentally unstable, costly patient. The value of this patent is to guide our interventions and clearly define our tools and processes, differentiating us in the marketplace.

4) Application For Letters Patent Entitled - METHOD OF GENERATING A HEALTHCARE PLAN OR WELLNESS PLAN FOR A MEMBER OF A GROUP -; Serial No. 11/504211; Filing Date August 15, 2006; Chess, D.; Docket No. 2006KP472PA

A group representative utilizes an administrative entity to generate plans of care or wellness plans for group beneficiaries or members. The administrative entity's computer system propounds virtual questionnaires to group beneficiaries and calculates acuity scores for each group member's response. Combinations of cumulative acuity scores and standards established by the group representative are used to stratify group members according to diagnosis burden, projected cost of care burden and disability burden. Plans of care are customized and automatically generated for group members. This tool is important to us when health plans enroll new patients and have limited clinical information on patients. This allows us to identify patients who need our program. This also allows health plans to easily segregate their members into different levels of intervention.

EMPLOYEES

As of September 30, 2006, we had forty-five (45) full time employees, of which two (2) are executive officers. Further, NP care employs forty-six (46) full time employees.

EMPLOYMENT AGREEMENTS

We currently do not have employment agreements with our executive officers.

                                  RISK FACTORS

An investment in our company is highly speculative in nature and involves an extremely high degree of risk. If any of the events, contingencies, circumstances or conditions described in this risk factors section actually occurs, our business, financial condition or results of operations could be seriously harmed.

WE HAVE A HISTORY OF OPERATING LOSSES, AND SUCH LOSSES MAY CONTINUE IN THE FUTURE IF THE COMPANY IS UNABLE TO SECURE SUFFICIENT ENOUGH CONTRACTS TO COVER ITS OVERHEAD AND OPERATING EXPENSES.

     The Company had net losses of $1,971,710, $1,378,789 and $465,079 for the nine-months ended September 30, 2006 and the fiscal years ended December 31, 2005 and December 31, 2004, respectively. The Company had an accumulated deficit of $3,968,009 and $1,996,299 and a net stockholders' deficit of $2,580,879 and $1,357,519 as of September 30, 2006 and December 31, 2005, respectively, and we may never be profitable.

IF WE CANNOT ACHIEVE PROFITABILITY FROM OPERATING ACTIVITIES, WE MAY NOT BE ABLE TO MEET OUR WORKING CAPITAL NEEDS.

     Our prospects must be considered in light of the numerous risks, expenses, delays and difficulties frequently encountered in the healthcare industry, as well as the risks inherent in the development of new programs and the commercialization of new services particularly given our failure to date to operate profitably.

OUR AUDITORS HAVE SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

     In their report prepared in conjunction with our 2005 financial statements, our auditors included an explanatory paragraph stating that, because we have incurred net losses and have a working capital deficiency as of December 31, 2005, there is substantial doubt about our ability to continue as a going concern.

     Management believes that the Company will be successful in its efforts to adequately meet its capital needs and continue to grow its businesses. In 2005 and year-to-date 2006, the Company has raised $2.707 million through the issuance of convertible debenture notes to accredited investors. Management believes that all or the majority of all of these investors will convert their notes to common stock once the Company commences public trading of its stock, presently anticipated in the near future upon the effectiveness of this Form 10-SB.

WE WILL NEED TO RAISE SIGNIFICANT ADDITIONAL CAPITAL TO CONTINUE OUR BUSINESS OPERATIONS.

     Our cash position on a consolidated basis at December 31, 2005 was $435,375 as compared to $45,089 at December 31, 2004. At September 30, 2006, our cash position was $80,005 and our current total monthly operating expenses are approximately $350,000. In order to continue our activities, we will be required to raise significant capital. In the event we are unable to obtain, on a timely basis, the additional financing required to meet our cash needs, we will have to reduce or curtail operations which would materially and adversely affect our development efforts. We presently project that we will need to raise a minimum of $2 million in calendar year 2006 and an additional $3 million to $5 million to support operations and growth plans through calendar 2007.

     Even if such financing is obtained, it may not be on commercially acceptable terms or may otherwise substantially dilute the equity interests of current stockholders in our company.

WE COULD ISSUE A SIGNIFICANT AMOUNT OF COMMON STOCK OR A SERIES OF PREFERRED STOCK THAT MIGHT ADVERSELY AFFECT OUR EXISTING COMMON STOCKHOLDERS.

     Our articles of incorporation, as amended, authorize the issuance of 100,000,000 shares of common stock and 5,000,000 shares of preferred stock, with designations, rights and preferences that may be determined from time to time by our board of directors which may be superior to those attached to the common stock. Accordingly, the board of directors is empowered, without further stockholder approval, to issue additional shares of common stock up to the authorized amount or to establish a series of preferred stock with dividend, liquidation, conversion, voting or other rights either of which could adversely affect the voting power or other rights of the holders of the existing common stock. Issuance of additional common stock at prices below the fair market value per share would result in dilution to our existing common stockholders. Moreover, shares of preferred stock could be convertible into shares of common stock in amounts that would result in similar dilution. In the event of a preferred stock issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company.

INVESTING IN OUR STOCK IS HIGHLY SPECULATIVE AND YOU COULD LOSE SOME OR ALL OF YOUR INVESTMENT.

     The value of our common stock may decline and may be affected by numerous market and internal conditions such as future sales by current shareholders which could result in the loss of some or all of the entire amount invested in our stock. We could also issue shares of preferred stock that have rights senior to the common stock.

OUR PRINCIPAL STOCKHOLDERS AND MANAGEMENT OWN A SIGNIFICANT PERCENTAGE OF OUR OUTSTANDING COMMON STOCK AND WILL BE ABLE TO EXERCISE SIGNIFICANT INFLUENCE OVER OUR OPERATIONS.

     Our executive officers, directors and holders of more than 5% of our outstanding common stock, together with their respective affiliates, currently own more than 70% of our voting stock, including shares subject to outstanding options and warrants. These stockholders are able to determine the composition of our board of directors, retain the voting power to approve all matters requiring stockholder approval and will continue to have significant influence over our operations. This concentration of ownership could have the effect of delaying or preventing a change in control of the Company, preventing or frustrating any attempt by our stockholders to replace or remove the current management, or otherwise discouraging a potential acquirer from attempting to obtain control of the company, which in turn could limit the market value of our common stock.

WE ARE HIGHLY DEPENDENT ON OUR MANAGEMENT AND OUR BUSINESS WOULD BE MATERIALLY ADVERSELY AFFECTED IF ANY OF OUR EXECUTIVES LEAVE.

     The operations and financial success of the Company are significantly dependent on the Chief Executive Officer who is the sole member of the board of directors. Our Vice President Clinical Operations and Chief Financial Officer are also critical parts of our management team. We currently do not have employment agreements with these individuals however we hope to enter into such agreements with them in the near future. Although we maintain key man life insurance on Dr. Chess, our President and Chief Executive Officer, in the event that he or our other key executives, including our Vice President Clinical Operations or CFO, become unable or unwilling to continue to direct operations, the Company lacks the funds and financial resources to replace departing management and we would be materially adversely affected. Operations could be materially affected and under certain circumstances, shareholders would lose their entire investment. Further, Dr. Chess is the sole member of several limited liability companies that perform non-medical administrative and support services in certain states where we are prohibited from directly owning a medical operation due to corporate practice of medicine laws in those states. Accordingly, in the event that Dr. Chess were to leave our Company, we could lose the financial benefit derived from those limited liability companies.

WE ARE A HOLDING COMPANY AND OUR ASSETS CONSIST PRIMARILY OF INVESTMENTS IN OUR SUBSIDIARIES AND CONSEQUENTLY OUR SHAREHOLDERS MAY NOT RECEIVE ANY DIRECT BENEFIT WHICH MAY BE DERIVED FROM OUR SUBSDIARIES

     We are a holding company and our assets consist primarily of investments in our subsidiaries. Other than providing administrative support, the Company engages in no business directly. The subsidiaries are distinct legal entities and have no obligation to pay any dividends or make advances or loans to us.

WE FACE SIGNIFICANT COMPETITIVE RISKS.

     The healthcare industry is highly competitive. We face competition from many large and small companies. Many of these companies have financial resources far greater than ours and have greater leverage in business and personnel. A high degree of competition is expected to continue and there are no significant barriers to entry into this business. Our business may be adversely affected by these factors in a manner that causes our shareholders to lose their entire investment.

IF WE DO NOT MANAGE OUR GROWTH SUCCESSFULLY, OUR GROWTH MAY SLOW, DECLINE OR STOP, AND WE MAY NEVER BECOME PROFITABLE.

     If we do not manage our growth successfully, our growth may slow, decline or stop, and we may never become profitable. We have expanded our operations rapidly and plan to continue to expand. This expansion has created significant demands on our administrative, operational and financial personnel and other resources. Additional expansion in existing or new markets could strain resources and increase the need for capital. Our personnel, systems, procedures, controls and existing space may not be adequate to support further expansion. In addition, because our business strategy emphasizes growth, the failure to achieve our stated growth objectives or the growth expectations of investors could cause our stock price to decline.

OUR PRODUCTS AND SERVICES MAY NOT BE ACCEPTED IN THE MARKETPLACE.

     In connection with the commercialization of our health information system, we are marketing services designed to link patients, health care providers and payers in order to provide specialized management services for targeted chronic diseases. However, at this time, services of this type have not gained general acceptance from our customers. This is still perceived to be a new business concept in an industry characterized by an increasing number of market entrants who have introduced or are developing an array of new services. As is typical in the case of a new business concept, demand and market acceptance for newly introduced services are subject to a high level of uncertainty, and there can be no assurance as to the ultimate level of market acceptance for our system, especially in the health care industry, in which the containment of costs is emphasized. Because of the subjective nature of patient compliance, we may be unable, for an extensive period of time, to develop a significant amount of data to demonstrate to potential customers the effectiveness of our services. Even after such time, no assurance can be given that our data and results will be convincing or determinative as to the success of our system. There can be no assurance that increased marketing efforts and the implementation of our strategies will result in market acceptance for our services or that a market for our services will develop or not be limited.

OUR AGREEMENTS WITH OUR CUSTOMERS MAY BE TERMINATED BY OUR CUSTOMERS ON RELATIVELY SHORT NOTICE.

     Our current services agreements with our customers generally automatically renew but may be terminated by those customers without cause upon short notice. In general, customer contracts may include significant performance criteria and implementation schedules for us. Failure to satisfy such criteria or meet such schedules could also result in termination of the agreements.

THE SUCCESS OF OUR PROGRAMS IS HIGHLY DEPENDENT ON THE ACCURACY OF INFORMATION PROVIDED BY PATIENTS.

     Our ability to monitor and modify patient behavior and to provide information to health care providers and payors, and consequently the success of our disease management system, is dependent upon the accuracy of information received from patients. We have not taken and do not expect to take, specific measures to determine the accuracy of information provided to us by patients regarding their medical histories. No assurance can be given that the information our patients provide us will be accurate. To the extent that patients have chosen not to comply with prescribed treatments, such patients might provide inaccurate information to avoid detection. Because of the subjective nature of medical treatment, it will be difficult for us to validate or confirm any such information. In the event that patients enrolled in our programs provide inaccurate information to a significant degree, we would be materially and adversely affected. Furthermore, there can be no assurance that our patient interventions will be successful in modifying patient behavior, improving patient health or reducing costs in any given case. Many potential customers may seek data from us with respect to the results of its programs prior to retaining us to develop new disease management or other health information programs. Our ability to market our system to new customers may be limited if we are unable to demonstrate successful results for our programs.

OUR OPERATING RESULTS HAVE FLUCTUATED IN THE PAST AND COULD FLUCTUATE IN THE FUTURE.

     Our   operating   results  have  varied  in  the  past  and  may  fluctuate
significantly in the future due to a variety of factors, many of which are outside of our control.

OUR BUSINESS IS DEPENDENT ON DATA PROCESSING AND TRANSMISSION CAPABILITIES.

     Our business is dependent upon its ability to store, retrieve, process and manage data and to maintain and upgrade our data processing capabilities. Interruption of data processing capabilities for any extended length of time, loss of stored data, programming errors, other computer problems or interruptions of telephone service could have a material adverse effect on our business.

ANY INABILITY TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY COULD HARM OUR COMPETITIVE POSITION.

     We consider our methodologies, processes and know how to be proprietary. We seek to protect our proprietary information through confidentiality agreements with our employees. Our policy is to have employees enter into confidentiality agreements that contain provisions prohibiting the disclosure of confidential information to anyone outside of the company. There can be no assurance that the steps we take to protect our intellectual property will be successful. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate our competitive advantage.

IF OUR ACTUAL FINANCIAL RESULTS VARY FROM ANY PUBLICLY DISCLOSED FORECASTS, OUR STOCK PRICE COULD DECLINE MATERIALLY.

     Our actual financial results might vary from those that we anticipate, and these variations could be material. Publicly disclosed forecasts reflect numerous assumptions concerning expected performance, as well as other factors, which are beyond our control, and which might not turn out to have been correct. Although we believe that the assumptions underlying the projections are reasonable, actual results could be materially different, and to the extent actual results are materially different, our stock price could be materially adversely impacted.

CHANGES IN MARKET COULD ADVERSELY AFFECT OUR CONTRACTS WHICH COULD HAVE THE EFFECT OF DECREASING OUR REVENUES

     The healthcare industry in which the Company operates currently faces significant cost reduction pressures as a result of constrained revenues from governmental and private revenue sources and increasing underlying medical care costs. We believe that these pressures will continue and possibly intensify.

        The Company's services are geared specifically to assist its customers in controlling the high costs associated with the treatment of chronic diseases; however, the pressures to reduce costs in the short term may negatively affect its ability to sign and/or retain contracts. In addition, this focus on cost reduction may cause its customers to focus on contract restructurings that reduce the fees for services rendered by the Company. These financial pressures could have a negative impact on our operations.

THE COMPANY'S COMMON STOCK IS TRADED ON AN EXTREMELY ILLIQUID MARKET, MAKING IT DIFFICULT FOR INVESTORS TO SELL THEIR SHARES.

     There is an extremely limited and illiquid public market for the Company's common stock. The common stock is currently quoted on the Pink Sheets (HCNV.PK), but trading has historically been minimal. Therefore, the market for the common stock is limited. The trading price of the Company's common stock could be subject to wide fluctuations in response to variations in quarterly results of operations, the gain or loss of significant customers, announcements of new products by the Company or its competitors, general conditions in our industry, and large shareholders selling or purchasing shares. There is no assurance that investors will be able to purchase additional shares or sell their shares within the time frame or at a price they desire.

OUR FAILURE TO MAINTAIN ADEQUATE PRICE LEVELS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     In recent years, the healthcare industry has undergone significant change driven by various efforts to reduce costs, including potential national healthcare reform, trends toward managed care, cuts in Medicare reimbursements, and horizontal and vertical consolidation within the healthcare industry. Our inability to react effectively to these and other changes in the healthcare industry could adversely affect our operating results. We cannot predict whether any healthcare reform efforts will be enacted and what effect any such reforms may have on us or our customers. Our inability to react effectively to changes in the healthcare industry could result in a material adverse effect on our business.

THE ESTABLISHED RELATIONS WITH THE KEY NURSING HOME CHAINS MAY BE TERMINATED BY THEM, WHICH WILL RESULT IN A MATERIAL REDUCTION IN REVENUES.

     Our ability to generate revenue from our affiliate, NP Care, LLC is dependent upon securing and maintaining contracts with both individual as well as corporately owned nursing home chains. The nature of our contractual relationships with these nursing homes or nursing home chains is such that they may be terminated by either party without cause and with typically a thirty to ninety day written notice of the intent to terminate.

RECONCILIATIONS UNDER THE COMPANY'S CONTRACT WITH HEALTH PLANS COULD RESULT IN ADDITIONAL CASH TO BE PAID BY IT OR RESULT IN LESS CASH TO BE PAID TO THE COMPANY BY HEALTH PLANS THAN ORIGINALLY ESTIMATED.

     Our contracts with health plans are based upon a set fee charged by us on a per member per month (PMPM) basis. These contracts require a minimum enrollment of the health plan's members who qualify for our programs. We are reimbursed monthly based upon the actual census of enrolled members. Our estimated future revenues are based upon achieving high levels of enrollment.

WE ARE SUBJECT TO EXTENSIVE CHANGES IN THE HEALTHCARE INDUSTRY.

     The healthcare industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare industry participants. Several lawmakers have announced that they intend to propose programs to reform the U.S. health care system. These programs may contain proposals to increase governmental involvement in health care, lower reimbursement rates and otherwise change our operating environment and our targeted customers. Healthcare industry participants may react to these proposals and the uncertainty surrounding such proposals by curtailing or deferring certain expenditures, including those for our programs. We cannot predict what impact, if any, such changes in the healthcare industry might have on our business, financial condition and results of operations. In addition, many healthcare providers are consolidating to create larger healthcare delivery enterprises with greater regional market power. As a result, the remaining enterprises could have greater bargaining power, which may lead to price erosion of our programs.

OUR BUSINESS IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION.

     The healthcare industry, including our current business, is subject to extensive regulation by both the Federal and state governments. A number of states have extensive licensing and other regulatory requirements applicable to companies that provide healthcare services. Additionally, services provided to health benefit plans in certain cases are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and may be affected by other state and Federal statutes. Generally, state laws prohibit the practice of medicine and nursing without a license. Many states interpret the practice of nursing to include health teaching, health counseling, the provision of care supportive to, or restorative of, life and well being and the execution of medical regimens prescribed by a physician. Accordingly, to the extent that we assist providers in improving patient compliance by publishing educational materials or providing behavior modification training to patients, such activities could be deemed by a state to be the practice of medicine or nursing. Although we have not conducted a survey of the applicable law in all 50 states, we believe that we are not engaged in the practice of medicine or nursing. There can be no assurance, however, that our operations will not be challenged as constituting the unlicensed practice of medicine or nursing. If such a challenge were made successfully in any state, we could be subject to civil and criminal penalties under such state's law and could be required to restructure its contractual arrangements in that state. Such results, or the inability to successfully restructure our contractual arrangements, could have a material adverse effect on our operations.

     We and our customers may also be subject to Federal and state laws and regulations that govern financial and other arrangements among healthcare providers. These laws prohibit certain fee splitting arrangements among healthcare providers, as well as direct and indirect payments, referrals or other financial arrangements that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. Possible sanctions for violation of these restrictions include civil and criminal penalties. Criminal penalties range from misdemeanors, which carry fines of not more than $10,000 or imprisonment for not more than one year, or both, to felonies, which carry fines of not more than $25,000 or imprisonment for not more than five years, or both. Further, criminal violations may result in permanent mandatory exclusions and additional permissive exclusions from participation in Medicare and Medicaid programs.

     Regulation in the health care field is constantly evolving. We are unable to predict what government regulations, if any, affecting our business may be promulgated in the future. Our business could be materially adversely affected by the failure to obtain required licenses and governmental approvals, comply with applicable regulations or comply with existing or future laws, rules or regulations or their interpretations.

COMPLIANCE WITH NEW FEDERAL AND STATE LEGISLATIVE AND REGULATORY INITIATIVES COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS OR MAY REQUIRE US TO SPEND SUBSTANTIAL AMOUNTS ACQUIRING AND IMPLEMENTING NEW INFORMATION SYSTEMS OR MODIFYING EXISTING SYSTEMS.

     We and our customers are subject to considerable state and federal government regulation. Many of these regulations are vaguely written and subject to differing interpretations that may, in certain cases, result in unintended consequences that could impact our ability to effectively deliver services. The current focus on regulatory and legislative efforts to protect the confidentiality and security of individually-identifiable health information, as evidenced by the Health Insurance Portability and Accountability Act of 1996, or HIPAA, is one such example.

     We believe that federal regulations governing the confidentiality of individually-identifiable health information permit us to obtain individually-identifiable health information for health and care support purposes from a health plan customer; however, state legislation or regulation could preempt federal legislation if it is more restrictive. Federal regulations governing the security of electronic individually-identifiable health information became mandatory for customers in April 2005. We are contractually required to comply with certain aspects of these confidentiality and security regulations.

     Although we continually monitor the extent to which specific state legislation or regulations may govern our operations, new federal or state legislation or regulation in this area that restricts our ability to obtain individually-identifiable health information would have a material negative impact on our operations.

GOVERNMENT REGULATORS MAY INTERPRET CURRENT REGULATIONS GOVERNING OUR OPERATIONS IN A MANNER THAT NEGATIVELY IMPACTS OUR ABILITY TO PROVIDE SERVICES.

     Broadly written Medicare fraud and abuse laws and regulations that are subject to varying interpretations may expose us to potential civil and criminal litigation regarding the structure of current and past contracts entered into with our customers. We believe that our operations have not violated and do not violate the provisions of the fraud and abuse statutes and regulations; however, private individuals acting on behalf of the United States government, or government enforcement agencies themselves, could pursue a claim against us under a new or differing interpretation of these statutes and regulations.

     Our participation in federal programs may result in our being subject directly to various federal laws and regulations, including provisions related to fraud and abuse, false claims and billing and reimbursement for services, and the False Claims Act. Violations of the False Claims Act are punishable by treble damages and penalties of up to $11,000 per false claim. Actions may be brought under the False Claims Act by the government as well as by private individuals, known as "whistleblowers," who are permitted to share in any settlement or judgment. Also, federal law contains various prohibitions related to false statements and false claims, some of which apply to private payors as well as federal programs.

WE FACE COMPETITION FOR STAFFING, WHICH MAY INCREASE OUR LABOR COSTS AND REDUCE PROFITABILITY.

     We compete with other healthcare and services providers in recruiting qualified management and staff personnel for the day-to-day operations of our business, including nurses and other healthcare professionals. In some markets, the scarcity of nurses and other medical support personnel has become a significant operating issue to healthcare businesses. This shortage may require us to enhance wages and benefits to recruit and retain qualified nurses and other healthcare professionals. A failure to recruit and retain qualified management, nurses and other healthcare professionals, or to control labor costs, could have a material adverse effect on our profitability.

WE MAY FACE COSTLY LITIGATION THAT COULD FORCE US TO PAY DAMAGES AND HARM OUR REPUTATION.

     Like other participants in the healthcare market, we are subject to lawsuits alleging negligence, product liability or other similar legal theories, many of which involve large claims and significant defense costs. Any of these claims, whether with or without merit, could result in costly litigation, and divert the time, attention, and resources of management. Although we currently maintain liability insurance intended to cover such claims, there can be no assurance that the coverage limits of such insurance policies will be adequate or that all such claims will be covered by the insurance. In addition, these insurance policies must be renewed annually. Although we have been able to obtain liability insurance, such insurance may not be available in the future on acceptable terms, or at all. A successful claim in excess of the insurance coverage could have a material adverse effect on our results of operations or financial condition.

WE  COULD  SHARE  IN  POTENTIAL   LIABILITY   RESULTING  FROM  ADVERSE   MEDICAL
CONSEQUENCES OF PATIENTS.

     We provide information to healthcare providers and managed care organizations upon which determinations affecting medical care are made. As a result, we could share in potential liabilities for resulting adverse medical consequences to patients. In addition, we could have potential legal liability in the event we fail to correctly record or disseminate patient information. Although we do not believe that we will directly engage in the practice of medicine or direct delivery of medical services and have not been a party to any such litigation, we maintain a professional liability policy with coverage of $3 million in the aggregate and $1 million per occurrence. There can be no assurance that our procedures for limiting liability have been or will be effective, that we will not be subject to litigation that may adversely affect our results of operations, that appropriate insurance will be available to us in the future at acceptable cost or at all, or that any insurance we maintain will cover, as to scope or amount, any claims that may be made against us.

AN INABILITY TO ACCESS FINANCIAL MARKETS COULD ADVERSELY AFFECT THE EXECUTION OF THE COMPANY'S BUSINESS PLAN.

     The proceeds from the offerings described in Item 4 of Part II of this Form 10-SB may not be sufficient to attain the Company's financing goals for the next six months. The Company cannot give assurance that additional capital will not be needed, either through issuing more common stock, other equity securities or debt. Any additional debt or preferred equity securities would be senior to common equity holders in bankruptcy. Any additional common stock issued by the Company would dilute existing shareholder interests. Further, no assurance can be given as to how much additional working capital will be required or that additional financing can be obtained on terms that will allow the Company to execute its business plans or meet its financial obligations as they become due.

     The Company relies on access to both short-term money markets and longer-term capital markets as a significant source of liquidity for capital requirements not satisfied by cash flow from operations. Management cannot assure that the Company and its subsidiaries will maintain sufficient access to these financial markets based upon the Company's current financial position. Moreover, certain developments outside of the Company's control may increase the cost of borrowing or restrict its ability to access one or more financial markets. Such developments could include an economic downturn, an increase in interest rates or a weakening of the Company's financial position.

THE COST TO THE COMPANY TO COMPLY WITH SEC RULES AND REGULATIONS MAY BE OVERLY BURDENSOME.

     Upon filing this Form 10-SB, the Company will be subject to the filing requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to the Exchange Act, the Company will be required to file quarterly and annual reports and reports regarding certain interim current activities. The inability to timely file the necessary SEC reports could cause the public to lose confidence in the Company and materially adversely affect the Company's stock price and ability to raise capital.

IF WE ARE UNABLE TO CERTIFY THE EFFECTIVENESS OF OUR INTERNAL CONTROL OVER FINANCIAL REPORTING, WE COULD SUFFER A LOSS OF PUBLIC CONFIDENCE IN OUR INTERNAL CONTROL, WHICH COULD HAVE A NEGATIVE IMPACT ON OUR FINANCIAL PERFORMANCE AND THE MARKET VALUE OF OUR COMMON STOCK.

     Item 308 of SEC Regulation S-K, which was promulgated pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, will require us to provide an annual report on our internal control over financial reporting, including an assessment as to whether or not our internal control over financial reporting is effective beginning with our Annual Report on Form 10-K or Form 10-KSB for the fiscal year ended December 31, 2007. We will also be required to have our auditors attest to our assessment and our CEO and CFO to individually opine on the effectiveness of our internal controls over financial reporting for the fiscal year ended December 31, 2008. We have not yet begun efforts to assess the effectiveness of the design and operation of our internal controls and, when we do perform this assessment, we may find deficiencies or material weaknesses in our internal control. An auditor will then have to evaluate our assessment to determine whether our internal control is effective. Furthermore, if we or our auditors are unable to timely complete an assessment of our internal control over financial reporting or review of our assessment efforts, we would be deficient in our reporting obligations under the Exchange Act, which may restrict our access to capital markets. Under any of these circumstances, we could be subjected to additional regulatory scrutiny and suffer a loss of public confidence in our internal control, which could have a negative impact on our financial performance and the market value of our common stock.

OUR COMMON STOCK COULD BE CONSIDERED A "PENNY STOCK" WHICH COULD MAKE IT DIFFICULT FOR INVESTORS TO PURCHASE AND DISPOSE OF OUR SHARES

     The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure related to the market for penny stocks and for trades in any stock defined as a penny stock. The SEC has adopted regulations under this statute that defines a penny stock generally to be any non-NASDAQ equity security that has a market price of less than $5.00 per share. The SEC's definition of a penny stock is likely to apply to the Company's common stock. As such, the common stock would be subject to certain risks associated with trading in penny stocks. These risks include, but are not limited to, difficulty for investors in purchasing or disposing of shares, obtaining accurate bid and ask quotations, establishing the market value of the shares, and a lack of securities analyst coverage.

     Unless exempt, for any transaction in a penny stock, the rules require the delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC explaining important concepts involving the penny stock market, the nature of such market, terms used in such market, the broker/dealer's duties to the customer, a toll-free telephone number for inquiries about the broker/dealer's disciplinary history and the customer's rights and remedies in case of fraud or abuse in the sale. Disclosure is also required with respect to commissions payable to both the broker/dealer and the registered representative and current quotations of securities. Also, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

BECAUSE WE DO NOT INTEND TO PAY ANY DIVIDENDS, STOCKHOLDERS MUST RELY ON STOCK APPRECIATION FOR ANY RETURN ON THEIR INVESTMENT IN OUR COMMON STOCK.

We have not paid any dividends on our common stock and we do not intend to declare and pay any dividends on our common stock. Earnings, if any, are expected to be retained by us to finance and expand our business.

ITEM 2.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
                            AND RESULTS OF OPERATIONS

This registration statement contains forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may,"
"might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential" and similar expressions. All of the forward-looking statements contained in this registration statement are based on estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market and other factors. Although we believe such estimates and assumptions are reasonable, they are inherently uncertain and involve risks and uncertainties. In addition, management's assumptions about future events may prove to be inaccurate. We caution you that the forward-looking statements contained in this registration statement are not guarantees of future performance and we cannot assure you that such statements will be realized. In all likelihood, actual results will differ from those contemplated by such forward-looking statements as a result of a variety of factors, including those factors discussed in "Risk Factors." Except as required by law, we undertake no obligation to update any of these forward-looking statements.

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The following discussion of our financial condition and results of operations should be read in conjunction with (1) our audited financial statements for the years ended December 31, 2005 and 2004, together with notes thereto included in this Form 10-SB and (2) our unaudited interim financial statements and notes thereto for the nine-months ended September 30, 2006 and 2005 included in this Form 10-SB.

OVERVIEW

HC Innovations, Inc. ("HCI") is a holding company incorporated in Delaware that, through its subsidiaries, provides specialty care management products and services.

Our wholly owned subsidiary and operating company is Enhanced Care Initiatives, Inc. (ECI). ECI is a specialty disease and care Management Company comprised of several divisions each with a specific focus and intervention. Our mission is to identify subgroups of people with high costs and disability and to create and implement systems that improve their health, resulting in dramatic reductions in the cost of their care. As a specialty disease and care management company, we bring to our clients the ability to impact the health and cost of their sickest, costliest subsets of patients. We combine our proprietary state of the art information systems with highly trained nurses and nurse practitioners. We provide intense, hands-on involvement with call center backup and biometric monitoring. We connect care around the patient and around the clock providing case management if the patient requires hospitalization or rehabilitation in a nursing home -- always working to bring the patient safely home. We connect directly with the patient's physician by going with the patient to the doctor visit. The applications for our unique systems are numerous.

CLINICAL STRATEGY:
------------------

Identify subgroups of people with common needs and create programs to fill the gaps in care, stabilizing the health of the individual. These are highly complex populations that require complex solutions. We combine best practices, state of the art electronic health record (ehr), communication tools, call center support and biometrics, with community-based, hands-on, high-touch care.

CORPORATE STRATEGY:
-------------------

Create scalable interventions which result in significant healthcare cost savings which drive our growth visibility and profitability.

Management has had interest from additional strategic and financial investors in taking debt and equity positions in the Company and the Company has retained an investment banking firm for the purpose of securing additional capital for working capital, continued investment in information systems and the ongoing execution of its growth plans. As is typical with early stage, growth companies, 2005 and 2006 losses are largely a result of business development expenses as well as significant investment in building infrastructure for growing the Company's divisions, business and clinical systems and programs. During the first nine months of 2006, the Company was successful in securing new contracts with Aetna Health, Inc. (to manage its members in New Jersey long-term care facilities); Amerigroup Corporation (a contract for an initial 300 patients beginning in June, 2006 in Houston, Texas with estimated first year revenue of approximately $1 million); and the Company also entered into a Partnership Agreement with MCKESSON (MCK) to jointly market and respond to requests for proposals (particularly state Medicaid opportunities) and will be integrating the Company's high intensity programs with their call center support services. In addition, the Company's contract with HealthSpring USA, LLC has been expanded from the initial 300 members in Tennessee to 1,000 members, representing an increase in annualized contract revenue potential of approximately $2.5 million.

RESULTS OF OPERATIONS

The Company's focus for fiscal years 2003 through 2005 was to invest in the areas of IT/Systems building, clinical protocol training and development, human resource recruiting, training and development as well as marketing and business development expense. The Company has invested heavily in the development of its proprietary software systems for fully integrated electronic health records for its principal divisions: Easy Care and NP Care. During the second half of 2005 and 2006 to date, the Company has also invested in additions to its management and systems infrastructure in anticipation of rapid growth of its programs.

Management believes that these investments in building the management infrastructure and systems is critical, both to ensure effective execution of its business model(s) in each market area, and to sustain high levels of revenue growth and margin enhancement over time. Management believes its models are highly scalable however there are significant start-up costs associated with scaling to new markets and there can be no assurance that the Company will be successful in securing new contracts and growing these new markets profitably.

NINE-MONTHS ENDED SEPTEMBER 30, 2006:

Revenues.

For the nine-months ended September 30, 2006, as compared to the nine-months ended September 30, 2005, revenues increased by $2,417,036 or approximately 122% to $4,397,000. This increase is a result of both internal growth of existing operations as well as the first significant contract for our disease management division which commenced in the 4th quarter of 2005. During this period we have also expanded operations to New Jersey and Texas, both the result of new contracts for services for our subsidiaries and affiliates. During the 3rd quarter of 2006, the Texas operation began generating revenue from a contract for disease management. We anticipate comparable growth in revenues for the fourth quarter of 2006.

Gross margins.

Gross profit as a percentage of net revenues increased from 13.6% to 20.3% as revenues have increased from new and existing contracts. Gross profit margins for more established operations ranged around 30% and we expect that our gross margins will continue to improve as revenue from new contracts and expansion of existing contracts are realized.

Selling, general and administrative.

SG&A expenses include the wages and salaries of administrative and business development personnel, as well as other general and corporate overhead costs not directly related to costs of services. SG&A expenses for the nine-months ended September 30, 2006 and 2005 were approximately $2,487,000 and $794,000, respectively or 56.6% and 40.1% of net revenue and represented an increase of approximately $1,693,000 over the comparable period in 2005. This increase was due largely to our investment in corporate infrastructure necessary to achieve our growth objectives as well as increased legal, auditing and other expansion related expenses including the previously mentioned start-up expenses of new operations.

Income from operations.

For the nine-months ended September 30, 2006 we had a loss from operations of ($1,778,854) compared to ($581,975) for the same period in 2005. These changes are a result of factors mentioned above as well as the costs associated with the stock acquisition agreement. We expect ongoing improvement as revenues increase and we begin to absorb the incremental fixed costs associated with our expansion. Revenues and operating results can be expected to fluctuate from period to period as a result of the timing of new contracts and additional start-up costs associated with additional planned new markets. We expect to attain a break-even level and ultimately turn profitable during fiscal 2007.

INCOME TAX EXPENSE.

The Company has incurred net operating losses since inception. At September 30, 2006, the Company had net operating loss carry forwards for federal income tax purposes of approximately $3,300,000, which is available to offset future federal taxable income, if any, ratably through 2026. However, the future utilization of these NOLs may be subject to limitation associated with any significant changes of ownership and are subject to review by federal and state tax authorities.

TWELVE MONTHS ENDED DECEMBER 31, 2005, 2004:

For the twelve-months ended December 31, 2005 and 2004 revenues were $2,887,498 and $309,100 respectively. In January 2005, the Company, through its wholly owned subsidiary Enhanced Care Initiatives, Inc., entered into a management services agreement with NP Care, LLCs', nurse practitioner groups. This relationship is fully described under ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS. The Company's Enhanced Care Initiatives, Inc. subsidiary had one contract for disease management services with HealthSpring USA, LLC (Tennessee) which generated revenues of $270,000 for fiscal 2005. The balance of 2005 revenues of $2,617,498 was derived from net patient services provided by nurse practitioners employed by the NP Care, LLC entities. Cost of services in 2005 increased by approximately $2.4 million on incremental revenue of approximately $2.6 million. This was a result of the Company starting operations in Tennessee for its new contract and the consolidation with the NP Care, LLC entities. Gross profit increased from $91,505 in 2004 to $303,842 in 2005 but decreased as a percentage of sales from 29.6% to 10.5%. During 2005, the Company began to invest heavily in sales & marketing, software development and building a management infrastructure for its growth plans. The Company also leased office space to establish a central corporate office for its operating entities. As a result of these added expenditures and the consolidation with the NP Care, LLC entities, selling, general & administrative (SG&A) expenses increased from $485.707 in 2004 to $1,501,817 in 2005 and Net Losses increased from ($465,079)
in 2004 to ($1,378,789) for 2005.

TWELVE MONTHS ENDED DECEMBER 31, 2004, 2003:

For the twelve-months ended December 31, 2004, as compared to the twelve months ended December 31, 2003, revenues were relatively flat at $309,100 and $297,550 respectively. During these periods, revenues were derived solely from one contract with Health Net New England for disease management services to a small number of their members. This contract was cancelled in August of 2004 as a result of a Health Net restructuring. Cost of services for 2004 and 2003 were approximately 70% and 77% respectively and selling, general and administrative expenses were $485,707 and $136,589 respectively. During 2004, the Company began to invest in the research and development of its software programs for comprehensive care management services and an electronic health record (ehr). A total of approximately $100,000 was invested in research and development costs. The Company also began to develop its long range strategic business plan and invested in sales and marketing expenses in its efforts to secure new contracts for its services. Net losses for the twelve months ended December 31, 2004 and 2003 was ($465,079) and ($88,403) respectively.

PLAN OF OPERATIONS - EASY CARE

Primary Strategy.

     Our primary strategy consists of the following:

     1. MANAGED MEDICARE MARKET - Currently over five million enrolled -- 150,000 Easy Care(SM) eligible. We are focusing on small to medium sized Medicare Advantage programs with Medicare enrollment between 10,000 and 60,000. These plans are independent and not part of large networks, they are growing their Medicare membership, and are less likely to have their own disease management programs. Most of these plans are well established, though some are relatively new to Medicare. We believe we are well positioned to grow with the enrollment of these companies.

SOURCE OF ABOVE DATA: http://www.cms.hhs.gov/ CENTERS FOR MEDICARE & MEDICAID SERVICES (CMS), U.S. DEPARTMENT OF HEALTH & HUMAN SERVICES

Managed Medicare Direct Contracts

--------------------------------------------------------------------------------
MANAGED MEDICARE DIRECT CONTRACTS
CURRENT CONTRACT
-------------------------------------------------------------------------------
HEALTH PLAN         LOCATION           TOTAL MEDICARE    ENROLLED EASY CARE
------------------- ------------------ ----------------- ----------------------
HealthSpring        Nashville, TN      40,000            300 to expand to 1,000
                                                         members in 2 markets
------------------- ------------------ ----------------- ----------------------

------------------- ------------------ ----------------- ----------------------
American Health     San Juan, PR       3,000             Consulting contract to
Medicare                                                 assist in creating
                                                         medical management
                                                         systems and to
                                                         ultimately integrate
                                                         Easy Care
------------------- ------------------ ----------------- ----------------------
HealthSpring, TX    Houston, TX        29,000            Has committed to
                                                         enroll 300 patients
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ACTIVE DISCUSSIONS
--------------------------------------------------------------------------------
HEALTH PLAN         LOCATION           TOTAL MEDICARE    COMMENTS
------------------- ------------------ ----------------- ----------------------
HealthNet, AZ       Phoenix, AZ        30,000            Analyzing data now
------------------- ------------------ ----------------- ----------------------
HealthNet, NE [CT]  Shelton, CT        40,000            Currently in
                                                         discovery process
------------------- ------------------ ----------------- ----------------------
HECDPHP             Albany, NY         10,000            Plan to grow
                                                         Medicare in 2007;
                                                         analyzing data now
------------------- ------------------ ----------------- ----------------------
PreferredCare/MVP   Rochester/         55,000            Recent affiliation;
                    Albany                               large Medicare;
                                                         interested and
                                                         ongoing
------------------- ------------------ ----------------- ----------------------
HealthSpring, TN    Memphis, TN                          Interested in
                                                         expanding program to
                                                         other regions this
                                                         year
------------------- ------------------ ----------------- ----------------------
HighMark            Pittsburgh PA      220,000           Early Discussions
------------------- ------------------ ----------------- ----------------------

     2. SUBCONTRACTING WITH POPULATION BASED-SINGLE DISEASE ORIENTED DISEASE MANAGEMENT COMPANIES -- many of these companies either have large Medicare populations, are partnering with an HMO in a CCI (Medicare demonstration project), or seeking contracts with the states for Medicaid populations which include the disabled. In these cases we are subcontracting with the company and enabling them to provide a complete spectrum of care which includes hands-on and presence in the community for the medically complex and frail; a capability which none of these companies has developed: Alere, Health Dialog, Health Management Corp/Wellpoint and McKesson.

--------------------------------------------------------------------------------
POPULATION BASED DM OPPORTUNITIES
ACTIVE DISCUSSION
--------------------------------------------------------------------------------
DSM COMPANY        LOCATION        POTENTIAL            COMMENT
                                   PARTNER/MEDICARE
------------------ --------------- -------------------- ------------------------
Alere              Reno, NV        Tufts, Boston, MA /  Alere currently has CHF
                                   53,000               contract and wants ECI
                                                        to provide services
                                                        with them to Tufts.
                                                        Contract is near
                                                        completion.
------------------ --------------- -------------------- ------------------------
HealthDialog       Boston, MA      HighMark,            HD and HighMark have
                                   Pittsburgh, PA       CCI project and are
                                                        looking for support
                                                        with frail population
                                                        in the 20,000
                                                        population for whom
                                                        they are responsible
------------------ --------------- -------------------- ------------------------
Health Management  Woodland        LA Care              They are part of
Corp/WellPoint     Hills, CA                            WellPoint and have
                                                        asked us to be part of
                                                        an RFP in the LA area
------------------ --------------- -------------------- ------------------------
McKesson                           Partnership          Have been embedded in
                                   Agreement            RFP responses to
                                                        Georgia and New York
------------------ --------------- -------------------- ------------------------


     3. DUAL ELIGIBLE MEDICARE/MEDICAID PLANS - these are relatively new entities but a number of companies who are already in the Medicaid market are seeking to enroll Medicare members who have both insurances since the reimbursement incentives are favorable. Most of these companies do not have experience with the medically complex and frail patients and are seeking partners to help them.

--------------------------------------------------------------------------------
ACTIVE DISCUSSION AND CONTRACTS
--------------------------------------------------------------------------------
HEALTHPLAN       LOCATION           MEDICARE/MEDICAID     COMMENTS
---------------- ------------------ --------------------- ----------------------
AmeriGroup       Houston, TX        11,000                Start up 7/1/06: 300
                                    Contract signed       members
---------------- ------------------ --------------------- ----------------------


     4. MEDICAID CONTRACTS --although this is a population which could benefit from our programs, the sales cycle is very long (up to two years) and the RFP (Request for Proposal) process too distracting for EASY CARE(SM) at this time. Our approach in this context is to partner with other Disease Management and Managed Care Organizations as part of their Request for Proposal responses. 5. MCKESSON - we have a partnership agreement in place and are working with their Disease Management Division on specific opportunities.

PLAN OF OPERATIONS - NP CARE

     We hope to achieve the growth at a rate of nine facilities per quarter over a period of four years in targeted markets. We anticipate growth will then slow down secondary to saturation of prime facilities, decreased availability of nurse practitioners and potential competition.

     Based on our analysis, the target markets include:

-------------------------------------------------------------------------------------------------------------------------------
             TOTAL #                           POTENTIAL               CURRENT                                      # OF
STATE     OF FACILITIES    # OF   COMPETITION   MEDICARE   CURRENT %    # OF      START    MATURE        %       FACILITIES
            IN MARKET       NPS                ADVANTAGE  PENETRATION FACILITIES   DATE     DATE    PENETRATION   AS MATURE
                                                PARTNERS                                                            MARKET
-------------------------------------------------------------------------------------------------------------------------------
  CT           252         2,585   Evercare      Health        24%         60     Q1 03     Q2 08        30%           75
                                                 Spring
-------------------------------------------------------------------------------------------------------------------------------
  IL           848         2,521      No         Health        0%          --     Q2 08     Q2 12        15%          120
                                                 Spring
-------------------------------------------------------------------------------------------------------------------------------
  NJ           360         3,400   Evercare      Aetna        .8%           3     Q2 06     Q4 10        20%           72
                                   Start Up
-------------------------------------------------------------------------------------------------------------------------------
  OH           994         2,851   Evercare    Paramount       0%          --     Q3 06     Q3 10        15%          150
                                   Re-Entry
                                     Alpha
                                  Physicians
-------------------------------------------------------------------------------------------------------------------------------
  PA           757         5,969   Evercare     Highmark       0%          --     Q1 08     Q1 12        10%           75
                                   Re-Entry
-------------------------------------------------------------------------------------------------------------------------------
  TN           339         2,300      No         Health        0%          --     Q1 07     Q1 11        15%           50
                                                 Spring
-------------------------------------------------------------------------------------------------------------------------------
                                   Evercare
  TX          1,139        5,532    Fidelis      Health        0%          --     Q2 07     Q2 11        10%          100
                                   Star Plus     Spring
-------------------------------------------------------------------------------------------------------------------------------

THE PEARSON REPORT, 2005; PROVIDER, JUNE 2005, JUNE 2006; CDC (CENTER FOR DISEASE CONTROL) HEALTH, UNITED STATES 2004 ANNUAL REPORT ON TRENDS IN HEALTH STATISTICS. EVERCARE HEALTH PLANS (www.evercarehealthplans.com)

     We have established relationships with the key nursing home chains (for example Harborside, Genoa, Sava, CareOne, THI, NHC); and have aggressively and successfully competed with Evercare in the Connecticut and New Jersey markets. We are confident that our continued focus on excellence in customer service and delivering health outcomes will continue to position NP Care as the provider of choice.

                   TARGETED MARKET SHARE % BY STATE BY (2010)

         [The table below represents a bar chart in the printed report.]

                                     CT: 35%
                                     TX: 10%
                                     TN: 15%
                                     PA: 10%
                                     OH: 15%
                                     NJ: 20%
                                     IL: 15%

Financial Engine
----------------

     NP Care's revenue streams include three channels:

o Fee-for-Service -- our nurse practitioners are paid on an event basis in all of our current nursing homes.

o Special Services -- Resident Risk Assessments, Employee Physicals, Nursing Home-based Educational programs are available on a service-based fee schedule.

o Medicare Advantage SNPs -- we have just entered into a relationship with Aetna to be the nurse practitioner source of care for their managed care nursing home patients in select homes in New Jersey. We are now entering into contractual relations with Senior Whole Health (a Massachusetts based managed care company specifically built to care for Medicare and Medicaid patients) and HealthSpring in Tennessee (Nashville), Illinois (Chicago) and Texas (Houston) to deliver the nursing home medical systems as well as the SNP marketing and implementation services.

LIQUIDITY AND CAPITAL RESOURCES

We have historically financed our liquidity needs through a variety of sources including proceeds from the sale of common stock, borrowing from banks, loans from our stockholders, issuance of convertible debentures and cash flows from operations. At September 30, 2006 and 2005, we had $80,000 and $419,000, respectively, in cash and cash equivalents. Operating activities for the nine-months ended September 30, 2006 used $1,134,000, which is an increase of $1,125,000 when compared to the nine-months ended September 30, 2005. This change is primarily due to the increased investment in building corporate infrastructure, start-up costs associated new contracts and increased spending with respect to business development.



On July 11, 2006, the Company issued a convertible promissory note to the Rubin Family Irrevocable Stock Trust in the principal face amount of $200,000, to be funded $100,000 upon issuance of the note and $100,000 on August 11, 2006. The convertible debentures are contingently convertible only if the amounts owed thereunder are not repaid. The conversion price of the note is equal to 50% of the market price of HCI's common stock on the day prior to conversion. In no circumstances will the conversion price be less than $.40 per share. Interest accrues on the note at 10% and the note is due on demand. On October 10, 2006, the Company paid the Rubin Family Irrevocable Stock Trust $203,812 in full satisfaction of the principal and accrued interest on this note.

During 2006 to date, the Company issued an additional $500,000 in 18 month convertible debentures to an existing shareholder under the same terms as the 2005 offering. In addition, the Company has borrowed from shareholders a total of $720,000 in the form of short-term notes payable. In June, 2006 the Company sold a total of 142,669 shares of restricted common stock to several of its key managers for aggregate net proceeds of $107,000 and warrants were exercised by a shareholder with the Company realizing $500,000 in net proceeds. These proceeds were applied to an outstanding note payable to the same shareholder in the amount of $500,000. On September 25, 2006, HCI conducted a Private Placement Offering Memorandum ("PPM") for the sale of 2,000,000 shares of common stock at $1.00 per share and warrants to purchase 2,000,000 shares of common stock in the future. The offer to purchase common stock expires on the earlier of when the entire aggregate amount of common stock and the entire amount of warrants are subscribed and accepted or November 30, 2006. The Company reserves the right to extend the offering period to February 28, 2007. As of November 30, 2006, the Company raised $950,000 under the PPM.

The warrants have a term of two years. The exercise price is $1.25 per share. The warrants shall be redeemable at $.05 per warrant share if the HCI common stock trades at a closing price of at least $3.50 per share over twenty consecutive days.

No shares were issued through this offering as of September 30, 2006. As of November 17, 2006, 950,000 shares of HCI common stock have been issued through this PPM.

In August and September 2006, Dr. Chess, our President and Chief Executive Officer, loaned NP Care, LLC an aggregate of $295,000 as evidenced by four demand promissory notes. The interest rate for each note is ten percent (10%) per annum and each matured at varying dates between September and October 2006. On November 3, 2006, the Company paid Dr. Chess $51,276 in satisfaction of principal and accrued interest on one of the notes. The other three notes continue to accrue interest until paid in full.

The Company is seeking to raise additional funds of up to $4 million through the issuance of two year Convertible Debentures and Warrants to purchase the Company's common stock and in November, 2006 has entered into an advisory agreement with an investment banking firm in order to facilitate this additional capital raise.


Due to the expansion of the Company's programs and operating losses during 2005 and 2004, the Company has raised funds from various sources and financed portions of the development.

During 2005, the Company issued 18 month convertible debentures to private accredited investors. The total principal amount of the debentures was
$1,258,000 convertible into 1,258,000 shares of the Company's common stock. These funds were used for expansion of the Company's programs, legal and accounting fees, software development costs and general working capital.

During December 2005, the Company entered into a Memorandum of Understanding ("MOU") with BioScrip, Inc. ("BioScrip"). BioScrip provided a $250,000 refundable advance towards the purchase of $1,500,000 worth of HCI common stock. BioScrip did not purchase the common stock and the MOU was terminated due to disputes arising between the Company and BioScrip regarding the return of the advance. Under the terms of a settlement agreement dated October 11, 2006, BioScrip and HCI agreed to settle the amount owed to BioScrip for a single payment of $125,000 in full and final settlement and the Company made this payment on November 15, 2006.

During 2004, the Company entered into a subscription agreement with an investor whereby the investor purchased 5,115 share of common stock at a purchase price of $97.75 per share for an aggregate purchase price of $500,000.

During 2004, the Company (Borrower) entered into a loan agreement with The Rubin Family Irrevocable Stock Trust (Lender), a shareholder of HCI, whereby the Lender extended a line of credit facility in the original principal amount not to exceed $500,000 to the Borrower for general company purposes. On December 31, 2005 and 2004, there was $500,000 and $50,000 outstanding on the line of credit, respectively.

The Company incurred consulting, advisory and legal fees during 2005 and 2004 to secure financing, raising capital, secure a public shell and Chair the Business Advisory Board. These consultants received stock in exchange for these services rendered, in non-cash transactions. The total amount charged to expense for the year ended December 31, 2005 and 2004, was $121,592 and $44,892, respectively.

During 2004, the Company entered into agreements with banks to establish line of credit facilities to finance the on-going operations of the Company. As of December 2005 and 2004, the total amounts outstanding on the lines of credit were $210,122.

During 2005 and 2004, the Company financed the addition of computer equipment related to the expansion of the programs through various capital lease agreements. During 2005 and 2004, a total of $156,876 and $205,881 were outstanding on these leases, respectively.

The Company has incurred significant costs for the development of software for internal use. As of December 31, 2005 and 2004, the company incurred $733,600 and $117,500, respectively in capitalized software costs. The Company used one vendor to develop this software. On December 31, 2005, the Company entered into a note payable agreement with the vendor for the outstanding balance greater than 90 days on the account.


Accounts Receivable

As of September 30, 2006 and December 31, 2005, the Company`s accounts receivable aging by major payors were as follows:

Sept. 30,2006

                 0 - 30     31 - 60   61 - 90    > 90       Total
               ------------------------------------------------------

Medicare           302,506    27,809     8,094    11,638     350,047
Healthnet           14,002     2,479       347       154      16,983
Medicaid            15,232     1,289       804     1,150      18,475
Blue Cross          10,581     1,074       477       890      13,022
Other Private       33,715     7,369    10,992    48,326     100,403

               ------------------------------------------------------
                 $ 376,036  $ 40,020  $ 20,715  $ 62,158   $ 498,930
               ======================================================

Dec. 31,2005

                 0 - 30     31 - 60   61 - 90    > 90       Total
               ------------------------------------------------------

Medicare           114,738    21,664     7,013     1,926     145,341

Healthnet            5,967       258         -     5,246      11,471

Medicaid             6,175       430       126       164       6,895

Blue Cross           1,739     2,331       645    13,644      18,359

Other Private       26,526     5,192     1,281     5,246      38,245

               ------------------------------------------------------
                 $ 155,145  $ 29,875    $9,065  $ 26,226   $ 220,311
               ======================================================

Receivables recorded at September 30, 2006 and December 31, 2005 consists primarily of fees for services to be reimbursed by Medicare, Medicaid and other private insurance payors. Self pay accounts are not material. These accounts are actively monitored by a third party billing company responsible for collecting amounts due. Days sales outstanding increased from 28 at December 31, 2005 to 31 at September 30, 2006 due to the increase in revenues and accounts receivable from net patient services.


A significant portion of the Company's fee for service revenues have been reimbursed by federal Medicare and, to a lesser extent, state Medicaid programs. Payments for services rendered to patients covered by these programs are generally less than billed charges. The Company monitors its revenues and receivables from these reimbursement sources, as well as other third-party insurance payors, and records an estimated contractual allowance for certain service revenues and receivable balances in the month of revenue recognition, to properly account for anticipated differences between billed and reimbursed amounts. Reimbursement is determined based on historical payment trends as well as current contract terms. Accordingly, a substantial portion of the total net revenues and receivables reported in the Company's consolidated financial statements for the nine months ended September 30, 2006 and year ended December 31, 2005 are recorded at the amount ultimately expected to be received from these payors. For the nine month periods ended September 30, 2006 and 2005, there were $1,329,531 and $1,203,460, respectively, recorded as contractual allowances. For the years ended December 31, 2005 and 2004, there were $1,937,060 and $292,914 recorded as contractual allowances, respectively.

Management has provided for uncollectible accounts receivable through direct write-offs and such write-offs have been within management's expectations.
Historical experience indicates that after such write-offs have been made, potential collection losses are considered minimal and, therefore, no allowance for doubtful accounts is considered necessary by management. On a monthly basis, management reviews the accounts receivable aging by payor and rejected claims to determine which receivables, if any are to be written off. For the nine month periods ended September 30, 2006 and 2005, the bad debt direct write-offs totaled $17,000 and $40,000, respectively. For the years ended December 31, 2005 and 2004, the bad debt direct write-offs totaled $54,000 and $69,000, respectively.


Based on our current financial resources, we will require additional working capital to fund our ongoing business, business strategy including acquisitions and further development of our proprietary software systems. There can be no assurance that additional financing will be available, or if available, that such financing will be on favorable terms. Any such failure to secure additional financing could impair our ability to achieve our business strategy. There can be no assurance that we will have sufficient funds or successfully achieve our plans to a level that will have a positive effect on our results of operations or financial condition. Our ability to execute our growth strategy is contingent upon sufficient capital as well as other factors, including our ability to further increase awareness of our programs, our ability to consummate acquisitions of complimentary businesses, general economic and industry conditions, our ability to recruit, train and retain a qualified sales staff, and other factors, many of which are beyond our control. Even if our revenues and earnings grow rapidly, such growth may significantly strain our management and our operational and technical resources. If we are successful in obtaining greater market penetration with our programs, we will be required to deliver increasing outcomes to our customers on a timely basis at a reasonable cost to us. No assurance can be given that we can meet increased program demand or that we will be able to execute our programs on a timely and cost-effective basis

COMMITMENTS, CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

There are no guarantees, commitments, lease and debt agreements or other agreements that would trigger adverse changes in our credit rating, earnings, or cash flows, including requirements to perform under stand-by agreements.

                                      LESS THAN     1-3       4-5      MORE THAN
                             TOTAL     1 YEAR      YEARS     YEARS      5 YEARS
                           --------   ---------  --------   --------   ---------
CONTRACTUAL OBLIGATIONS          --         --         --         --         --
Operating leases           $585,772   $145,333   $320,270   $117,794   $  2,375
Purchasing obligations           --         --         --         --         --
                           --------   --------   --------   --------   --------
                           $585,772   $145,333   $320,270   $117,794   $  2,375
                           ========   ========   ========   ========   ========

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We believe that the following critical policies affect our more significant judgments and estimates used in preparation of our financial statements.

REVENUE RECOGNITION

A significant portion of the Company's fee for service revenues have been reimbursed by federal Medicare and, to a lesser extent, state Medicaid programs. Payments for services rendered to patients covered by these programs are generally less than billed charges. The Company monitors its revenues and receivables from these reimbursement sources, as well as other third-party insurance payors, and records an estimated contractual allowance for certain service revenues and receivable balances in the month of revenue recognition, to properly account for anticipated differences between billed and reimbursed amounts. Accordingly, a substantial portion of the total net revenues and receivables reported in the Company's consolidated financial statements are recorded at the amount ultimately expected to be received from these payors.

The Company evaluates several criteria in developing the estimated contractual allowances for unbilled and/or initially rejected claims on a monthly basis, including historical trends based on actual claims paid, current contract and reimbursement terms, and changes in patient base and payor/service mix.
Contractual allowance estimates are adjusted to actual amounts as cash is received and claims are settled. Further, the Company does not expect the reasonably possible effects of a change in estimate related to unsettled contractual allowance amounts from Medicaid and third-party payors to be significant to its future operating results and consolidated financial position.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

The Company has capitalized costs related to the development of software for internal use. Capitalized costs include external costs of materials and services and consulting fees devoted to the specific software development. These costs have been capitalized based upon Statement of Position (SOP) 98-1, "ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE." In accordance with SOP 98-1, internal-use software development costs are capitalized once (i) the preliminary project stage is completed, (ii) management authorizes and commits to funding a computer software project, and (iii) it is probable that the project will be completed, and the software will be used to perform the function intended. Costs incurred prior to meeting these qualifications are expensed as incurred. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. Internal-use software development costs are amortized using the straight-line method over estimated useful lives approximating five years.

The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by the Company with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, accounts payable and notes payable. The carrying amounts of these financial instruments approximate their fair value, due to the short-term nature of these items. The carrying amount of the notes payable approximates their fair value due to the use of market rates of interest.

FIXED ASSETS

Fixed assets are stated at cost, less accumulated depreciation and amortization. Major improvements and betterments to the fixed assets are capitalized. Expenditures for maintenance and repairs which do not extend the estimated useful lives of the applicable assets are charged to expense as incurred. When fixed assets are retired or otherwise disposed of, the assets and the related accumulated depreciation are removed from the accounts and any resulting profit or loss is recognized in operations.

The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the assets, or, in the case of leasehold improvements, over the remaining term of the related lease, whichever is shorter.


STOCK BASED TRANSACTIONS

In connection with the valuation of equity transactions that occurred from January 1, 2005 to September 30, 2006, the Company considered Statement of Financial Accounting Standards No. 123 (revised 2004); Share Based Payments (SFAS 123R), specifically paragraph 7, and also considered the American Institute of Certified Public Accountants ("AICPA") Task Force's Audit and Accounting Practice Aid-- Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the "AICPA Practice Aid"). As a company without significant resources, management concluded that the expenditure of limited available funds to engage an outside valuation specialist to perform contemporaneous and comprehensive valuations in 2005 and 2006 was not an appropriate use of financial resources. We instead derived relevant valuations internally considering SFAS 123R and the AICPA Practice Aid and evaluated those figures in light of Generally Accepted Accounting Principles to establish fair values for accounting purposes.


IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment. This Statement replaces FASB Statement No. 123 and supersedes APB Opinion No. 25. Statement No. 123(R) will require the fair value of all stock option awards issued to employees to be recorded as an expense over the related vesting period. The Statement also requires the recognition of compensation expense for the fair value of any unvested stock option awards outstanding at the date of adoption. The Company does not expect adoption of this statement to have an impact on our financial statements as the Company currently has no stock option plan.


In December 2004, FASB Statement No. 153, "Exchanges of Nonmonetary Assets and Amendment of APB Opinion No. 29" was issued amending APB Opinion No. 29 to eliminate the exception allowing nonmonetary exchanges of similar productive assets to be measured based on the carrying value of the assets exchanged as opposed to being measured at their fair values. This exception was replaced with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this statement does not have a material impact on our financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 ("SFAS 154"), "Accounting for Changes and Error Corrections--a replacement of APB Opinion No. 20 and FASB Statement No. 3." This statement changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement is effective for fiscal years beginning after December 15, 2005 and is not expected to have a material impact on the Company's consolidated financial statements.


In June 2006, the FASB issued FASB Interpretation No. 48, "ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES" which is an interpretation of FASB Statement 109, "ACCOUNTING FOR INCOME TAXES" FIN 48 requires managements to perform a two-step evaluation of all tax positions, ensuring that these tax return positions meet the "more-likely than not" recognition threshold and can be measured with sufficient precision to determine the benefit recognized in the financial statements. These evaluations provide management with a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements certain tax positions that the Company has taken or expects to take on income tax returns. The Company is still evaluating the impact of this pronouncement FIN 48 is effective for the Company's fiscal year ending December 31, 2007.


In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 addressess how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements SAB 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is material, companies will record the effect as a cumulative effect adjustment to beginning of year retained earnings. The provisions of SAB 108 are effective for the Company's interim reporting period beginning January 1, 2007. The Company does not believe the adoption of SAB 108 will have a material impact on its financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "FAIR VALUE MEASUREMENTS". SFAS 157 prescribes a single definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company does not believe the adoption of SFAS 157 will have a material impact on its financial condition or results of operations. SFAS 157 is effective for the Company's interim reporting period beginning January 1, 2008.

ITEM 3.

                             DESCRIPTION OF PROPERTY

We lease our primary office facility under a five year lease which expires October 31, 2009. Our corporate offices consist of 4,167 square feet with a gross annual rental of approximately $93,600.

We believe that the condition of our leased facilities is excellent and that the provided space is sufficient for our use and operation at the present time. In the opinion of management, these properties are adequately insured and suitable for our anticipated future use.

ITEM 4.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following table sets forth as of December 31, 2006, the name and number of shares of the Company's common stock, par value $0.001 per share, held of record by (i) each of the three highest paid persons who are officers and directors of the Company, (ii) beneficial owners of 5% or more of our common stock; and (iii) all the officers and directors as a group. Pursuant to the rules and regulations of the Securities and Exchange Commission, shares of common stock that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purposes of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person shown in the table.



STOCKHOLDERS' NAME AND ADDRESS*                   SHARES             PERCENTAGE
                                           BENEFICIALLY OWNED (1)   OWNERSHIP(1)
David Chess, MD                                 10,245,822              30.2%
Jeffrey L. Zwicker                               1,000,130               3.0%
Mary Krentzman, MS, RN                             542,643               1.6%
Rubin Family Irrevocable Stock Trust             7,915,590              23.3%
D. Vincent Penry, APRN                           2,636,022               7.8%
Stephen Urciuoli, MD                             1,889,015               5.6%
Officers and directors as a group               11,788,415              34.7%
of (3 persons)

----------
* Each shareholders' address is c/o HC Innovations, Inc., Six Corporate Drive, Suite 420, Shelton, Connecticut, 06484.

(1) Based on an aggregate of 33,956,340 shares (on a fully diluted basis) outstanding as of the date hereof.

ITEM 5.

         DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

---------------------------- ----- ---------------------------------------------
NAME                         AGE   POSITION
---------------------------- ----- ---------------------------------------------
David Chess, M.D.            54    President, Chief Executive Officer, Chief
                                   Medical Officer, Chairman of the Board and
                                   Director
---------------------------- ----- ---------------------------------------------
Jeffrey L. Zwicker           63    Chief Financial Officer and Chief Operating
                                   Officer
---------------------------- ----- ---------------------------------------------
Mary Krentzman, MS, RN       57    Vice President Clinical Operations
---------------------------- ----- ---------------------------------------------

     Listed below is certain information concerning our directors and executive officers. Each of our executive officers is a full time employee of ours.

     DAVID CHESS, M.D. is our President, Chief Executive Officer, Chief Medical Officer, Chairman of the Board and Director. Dr. Chess is a Geriatrician, Internist and Entrepreneur with over 20 years' experience. Dr. Chess has been practicing medicine as a Physician with PriMed - Internal Medicine and Geriatrics since 1985 till present. He also served as Vice President Medical Affaires in the Hewitt Organization from 1998 to 2002. David Chess also serves as President of Project Patient Care (PPC), a non-profit 501(c) 3 patient advocacy organization he founded in January 2000. David has recently co-authored a paper with David Nash and his team at Department of Health Policy, Jefferson Medical College entitled, "Pharmacy Utilization and the Medicare Modernization Act "A Review of the Literature," published in the MILBANK QUARTERLY in spring 2005. During the period from 2001 to 2003, Dr. Chess also consulted for Kidd and Company. He received his Medical Degree from Creighton University School of Medicine, performed his Internal Medicine Internship and Residency at Albert Einstein School of Medicine, and was Chief Resident in Internal Medicine at Bridgeport Hospital. He is an Alpha Omega Alpha recipient. David is an Associate Clinical Professor of Medicine at Yale University School of Medicine.

     JEFFREY L.  ZWICKER  is our Chief  Financial  and  Operating  Officer.  Mr.
Zwicker joined the company in May, 2005. He has over 35 years of business management experience. From September 2001 until joining the Company, Mr. Zwicker was an independent consultant. Mr. Zwicker served as CFO/COO and ultimately President & CEO and a Director of DeLuca, Inc. (Subsidiary of Perdue Farms, Inc) from April, 1993 to August, 2001. Prior to his positions with
DeLuca, Inc. he served as president/COO and CFO of several early to middle stage, micro and small cap health care, manufacturing, retailing and distribution companies.. He holds a Bachelor of Science in Accounting from Quinnipiac University.

     MARY  KRENTZMAN,  MS, RN is our Vice  President  Clinical  Operations.  Ms.
Krentzman has over 30 years of nursing experience and is a pioneer in the development of community-based patient care delivery systems. Before joining the Company in 2004, she was a Registered Nurse Case Manager with the Community Case Management program of the Hartford Physician Hospital Organization (HPHO) at Hartford Hospital where she implemented and managed provider-based community case management programs in Hartford, CT. From 2002 to 2003 Ms. Krentzman was Community Case Management Services Manager with the Health Resources division of VNA HealthCare. From March, 1999 until January, 2002 she was a Community Case Manager for the Hartford Physician Hospital Organization (HPHO). Ms. Krentzman also has additional experience as an inpatient nurse case manager, which followed her practical experience in the intensive care, coronary care and emergency departments at Bridgeport Hospital. Her educational background includes a Bachelor of Science in Nursing from Sacred Heart University and a Masters of Science in Nursing Case Management from Pace University. Mary is recently published for her work entitled COMMUNITY-BASED HEALTH PROGRAMS IN A MANAGED CARE ENVIRONMENT.

ITEM 6.

                             EXECUTIVE COMPENSATION

None of our Executive Officers received compensation of $100,000 or more in the last two fiscal years. However, Dr. Chess, our Chief Executive Officer, received total cash compensation for 2005 and 2004 of $75,769 and $58,154, respectively. Further, Dr. Chess's current salary is $100,000 and he is presently drawing compensation from NP Care, LLC at the annual rate of $100,000 in the form of guaranteed payments.

Compensation of Directors

Currently, Dr. Chess is our sole director. He did not receive any compensation for serving on our Board.

Stock Option Plan

We do not currently have a stock option plan.

ITEM 7.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company consolidates all controlled subsidiaries, which control is effectuated through ownership of voting common stock or by other means. In states where ECI is not permitted to directly own a medical operation due to corporate practice of medicine laws in those states, it performs only non-medical administrative and support services, does not represent to the public or its clients that it offers medical services and does not exercise influence or control over the practice of medicine. In those states, ECI conducts business through LLCs that it controls through Dr. Chess, our Chief Executive Officer, as the sole member, and it is these affiliated LLCs that employ Advanced Practice Nurse Practitioners (APRNs) who practice medicine. In such states, ECI generally enters into exclusive long-term management services agreements with the LLCs that operate the medical operations that restricts the member(s) of the affiliated LLCs from transferring their ownership interests in the affiliated LLCs and otherwise provides ECI or its designee with a controlling voting or financial interest in the affiliated LLCs and their operations. The underlying entities (LLCs), which are required to be consolidated under Financial Accounting Standards Board ("FASB") Interpretation No. 46, as revised ("FIN 46R"), "Consolidation of Variable Interest Entities", would also be consolidated under the provisions of Emerging Issues Task Force ("EITF") No. 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to

Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements". The LLCs have been determined to be variable interest entities due to the existence of a call option under which ECI has the ability to require the member(s) of all of the voting equity interests of the underlying LLCs to transfer their equity interests at any time to any person specified by ECI and vote the member(s) interests as ECI instructs. This call option agreement represents rights provided through a variable interest other than the equity interest itself that caps the returns that could be earned by the equity holders. In addition, the Company has an exclusive long-term management services agreement with each of the LLCs and the member(s) of the LLCs which allows the Company to direct all of the non-clinical activities of the LLCs, retain all of the economic benefits, and assume all of the risks associated with ownership of the LLCs. In this manner, the Company has all of the economic benefits and risks associated with the LLCs, but has disproportionately few voting rights.

In August and September 2006, Dr. Chess, our President and Chief Executive Officer, loaned NP Care, LLC an aggregate of $295,000 as evidenced by four demand promissory notes. The interest rate for each note is ten percent (10%) per annum and each matured at varying dates between September and October 2006. On November 3, 2006, the Company paid Dr. Chess $51,276 in satisfaction of principal and accrued interest on one of the notes. The other notes continue to accrue interest until paid in full.

Dr. Chess is presently drawing compensation from NP Care, LLC at the annual rate of $100,000 in the form of guaranteed payments.

ITEM 8.

                     DESCRIPTION OF SECURITIES COMMON STOCK

     We are authorized to issue 105,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock, $.001 par value and 5,000,000 shares of Preferred Stock, $.001 par value. There are 33,956,340 shares of our common stock issued and outstanding and no shares of preferred stock issued and outstanding. The holders of shares of our common stock are entitled to elect all of the directors and to one vote per share on all matters submitted to shareholder vote. Holders of shares of our common stock do not have preemptive or preferential rights to acquire any shares of our capital stock, and any or all of such shares, wherever authorized, may be issued, or may be reissued and transferred if such shares have been reacquired and have treasury status, to any person, firm, corporation, trust, partnership, association or other entity for consideration and on such terms as our board of directors determines in its discretion without first offering the shares to any shareholder of record. Holders of our common stock are entitled to receive ratably dividends, subject to the rights of the holders of Preferred Stock (if any), as may be declared by our Board of Directors out of funds legally available therefore.

     All of the shares of our authorized capital stock, when issued for such consideration as our board of directors may determine, shall be fully paid and non-assessable. Our board of directors has the discretion and may, by adoption of a resolution, designate one or more series of preferred stock and has the power to determine the conversion and/or redemption rights, preferences and privileges of each such series of preferred stock provided that such conversion and/or redemption rights, preferences and privileges of any series of preferred stock does not subordinate or otherwise limit the conversion and/or redemption rights, preferences and/or privileges of any previously issued series of preferred stock.

WARRANTS


There are currently warrants to purchase 3,181,400 shares of our common stock issued and outstanding.

SHARES ELIGIBLE FOR RESALE

Future sales of a substantial number of shares of our common stock in the public market could adversely affect market prices prevailing from time to time.

                                     PART II

ITEM 1.

            MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
                     EQUITY AND RELATED STOCKHOLDER MATTERS


     There is no public trading market for our common stock. As of December 31, 2006, 33,956,340 shares of our common stock are issued and outstanding and our common stock is quoted on the pink sheets under the symbol "HCNV.PK".

     As of December 31, 2006, our common stock was held of record by 104 shareholders. This number does not include beneficial owners of common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries


     Other than approximately 328,637 shares of common stock, all of our issued and outstanding shares of common stock are deemed to be restricted stock for purposes of Rule 144 under the Securities Act and, accordingly, may not be sold absent their registration under the Securities Act or pursuant to Rule 144 following their being held for the applicable holding periods set forth in Rule 144.

     We will become a reporting company under the Securities Exchange Act of 1934, as amended, upon the effectiveness of this Form 10-SB registration statement. Until such date as shall be ninety (90) days from the date of its effectiveness, our stockholders will not be able to avail themselves of Rule 144.

     In general, under Rule 144 as currently in effect, a person or group of persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate of ours, would be entitled to sell, within any three month period, a number of shares that does not exceed 1% of the number of then outstanding shares of our Common Stock; provided, that public information about us as required by Rule 144 is available and the seller complies with manner of sale provisions and notice requirements.

     Dividends. We have not paid any cash dividends to date and do not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of our business.

TRANSFER AGENT

     Our transfer agent is Atlas Stock Transfer. The address is 5899 South State Street, Salt Lake City, Utah 84107.

ITEM 2.

                                LEGAL PROCEEDINGS

     We are not party to any material legal proceedings, nor to the knowledge of HC Innovations, Inc, there is no such proceeding threatened against it.

ITEM 3.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Prior to the acquisition of Ayre Holdings, Inc. the financial statements of Ayre Holdings were audited by Nicholas LaPIER CPA PC. Subsequent to the acquisition, our consolidated financial statements will continue to be audited by Carlin, Charron & Rosen, LLP and we will not use the services of Nicholas LaPIER CPA PC.

ITEM 4.

                     RECENT SALES OF UNREGISTERED SECURITIES

     The following is a list of our securities that have been sold or issued by us during the past three years. These securities were sold without registration under the Securities Act in reliance on Section 4(2) of the Securities Act. There were no underwriting discounts or commissions paid in connection with the sale of these securities.


     In September 2006 through January 2007, we sold 3,181,400 shares of our common stock for $3,181,400 to 13 investors. In addition to the shares of our common stock, we issued warrants to purchase 3,181,400 shares of our common stock to these investors. The investors represented in writing that they were accredited investors and acquired the securities for their own accounts. A legend was placed on the securities stating that such securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration statement covering such shares or an the availability of an exemption from the registration requirements of the Securities Act.


     On July 11, 2006, we issued a convertible promissory note to the Rubin Family Irrevocable Stock Trust in the principal face amount of $200,000, to be funded $100,000 upon issuance of the note and $100,000 on August 11, 2006. The convertible debentures are convertible only if the amount owing thereunder are not repaid. The holders of such note represented in writing that it was an accredited investor and acquired the securities for its own account. On October 10, 2006, the Company paid the Rubin Family Irrevocable Stock Trust $203,812 in full satisfaction of the principal and accrued interest on the note. A legend was placed on the securities stating that such securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration statement covering such shares or an the availability of an exemption from the registration requirements of the Securities Act.

     In June, 2006 the Company sold a total of 142,669 shares of restricted common stock to several of its key managers for aggregate net proceeds of $107,000 and warrants were exercised by a shareholder with the Company realizing $500,000 in net proceeds. These proceeds were applied to an outstanding note payable to the same shareholder in the amount of $500,000.

     In June 2005 through April, 2006, we sold approximately $1,257,985 in principal amount of convertible debentures to 18 investors. In addition to the convertible debentures, we issued 1,257,985 shares of our common stock to these investors. The holders of such notes and common stock represented in writing that they were accredited investors and acquired the securities for their own accounts. A legend was placed on the securities stating that such securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration statement covering such shares or an the availability of an exemption from the registration requirements of the Securities Act.

ITEM 5.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Certificate of Incorporation and by-laws include an indemnification provision under which we have agreed to indemnify officers and directors of HC Innovations, Inc. to the fullest extent possible from and against any and all claims of any type arising from or related to future acts or omissions as an officer or director of HC Innovations, Inc.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of HC Innovations, Inc pursuant to the foregoing, or otherwise, HC Innovations, Inc has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                                    PART F/S

                              Financial Statements

                                Table of Contents

HC INNOVATIONS, INC. AND SUBSIDIARIES (FORMERLY AYRE HOLDINGS, INC.)
   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
   AS OF AND FOR THE NINE-MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED)

HC INNOVATIONS, INC. AND SUBSIDIARIES
   CONSOLIDATED FINANCIAL STATEMENTS
   AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2005

HC INNOVATIONS, INC.
   CONSOLIDATED FINANCIAL STATEMENTS
   AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                   Condensed Consolidated Financial Statements

                      HC INNOVATIONS, INC. AND SUBSIDIARIES
                         (FORMERLY AYRE HOLDINGS, INC.)
                                 AS OF AND FOR
                              THE NINE-MONTHS ENDED
                               SEPTEMBER 30, 2006
                                  (UNAUDITED)

                              HC INNOVATIONS, INC.
                         (FORMERLY AYRE HOLDINGS, INC.)
                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                TABLE OF CONTENTS
                                  (UNAUDITED)

                                                                          PAGE
                                                                          ----
Condensed Consolidated Balance Sheet as of September 30, 2006              1

Condensed Consolidated Statements of Operations for the nine-months
ended September 30, 2006 and 2005                                          2

Condensed  Consolidated  Statement of Changes in Stockholders' Equity
(Deficit) for the nine-months ended September 30, 2006                     3

Condensed Consolidated Statements of Cash Flows for the nine-months
ended September 30, 2006 and 2005                                          4

Notes to Condensed Consolidated Financial Statements                       5-12

                      HC INNOVATIONS, INC. AND SUBSIDIARIES
                         (formerly Ayre Holdings, Inc.)
                      Condensed Consolidated Balance Sheet
                                   (Unaudited)

-------------------------------------------------------------------------------------
                                                                  September 30, 2006
                                    Assets
Current assets

    Cash and cash equivalents                                            $    80,005
    Accounts receivable                                                      498,930
    Prepaid expenses                                                         158,484
                                                                         -----------
      Total current assets                                                   737,419

Fixed assets, net                                                            322,021
Capitalized software development costs, net                                1,075,795
Deferred issuance costs, net                                                  29,387
Security deposits and other, net                                              59,136
                                                                        ------------
      Total assets                                                       $ 2,223,758
                                                                       =============
              Liabilities and Stockholders' Equity (Deficit)

Current liabilities
    Lines of credit                                                      $   200,000
    Current portion of notes payable                                         750,511
    Current portion of capital lease obligations                              82,997
    Notes payable to vendors                                                 127,349
    Current portion of convertible debentures, net of discount             1,188,775
    Accounts payable                                                       1,215,170
    Accrued liabilities                                                      336,603
    Deferred revenue                                                          43,700
    Deposit                                                                  250,000
                                                                      --------------
      Total current liabilities                                            4,195,105

Notes payable, net of current portion                                         37,810
Capital lease obligations, net of current portion                            187,470
Convertible debentures, net of discount                                      384,252
                                                                      --------------
    Total liabilities                                                      4,804,637
                                                                     ---------------

Stockholders' equity (deficit)
    Common stock, $.001 par value, 100,000,000 shares authorized              30,006
    Preferred stock, $.001 par value, 5,000,000 shares authorized                  -
    Stock subscriptions receivable                                           (21,671)
    Additional paid in capital                                             1,378,795
    Deficit                                                               (3,968,009)
                                                                     ---------------
      Total stockholders' deficit                                         (2,580,879)
                                                                     ---------------
      Total liabilities and stockholders' deficit                        $ 2,223,758
                                                                     ===============

                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
              OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.
                                      - 1 -

                      HC INNOVATIONS, INC. AND SUBSIDIARIES
                         (formerly Ayre Holdings, Inc.)
                 Condensed Consolidated Statements of Operations
                                   (Unaudited)

----------------------------------------------------------------------------------------------
                                                               NINE MONTHS ENDED
                                                   SEPTEMBER 30, 2006       SEPTEMBER 30, 2005
 Net revenues                                           $  4,397,208              $1,980,172
                                                        ------------              ----------

 Cost of services                                          3,504,777               1,711,829

 Selling, general and administrative expenses              2,486,992                 794,384

 Depreciation and amortization                               184,293                  55,934
                                                        ------------              ----------
                                                           6,176,062               2,562,147
                                                        ------------              ----------
          Loss from operations                            (1,778,854)               (581,975)
                                                        ------------              ----------

 Other income/(expense)

      Other income                                             5,242                       -

      Interest income                                          2,353                   3,721

      Interest expense                                      (200,451)                (42,915)
                                                        ------------              ----------
                                                            (192,856)                (39,194)
                                                        ------------              ----------
          Loss before provision for income taxes          (1,971,710)               (621,169)

 Provision for income taxes                                        -                       -
                                                        ------------              ----------

 Net loss                                               $ (1,971,710)             $ (621,169)
                                                        ============              ==========

Basic and fully diluted net loss per share              $      (0.08)             $    (0.03)
                                                        ============              ==========

Weighted average common shares outstanding                26,139,133              20,820,293
                                                        ============              ==========


                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
              OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                                                                HC INNOVATIONS, INC.
                                                           (Formerly Ayre Holdings, Inc.)
                                    Condensed Consolidated Statement of Changes in Stockholders' Equity (Deficit)
                                                                     (Unaudited)

                                                             Common Stock
                                                       -------------------------
                                                           Shares                                                          Total
                                                         Issued and                Paid-In   Subscriptions             Stockholders'
                                                        Outstanding     Amount     Capital     Receivable    Deficit      Deficit
                                                       ------------- ----------- ---------- ------------- -----------  ------------

Balance, January 1, 2006                                 23,868,323  $  238,684  $  421,767   $(21,671)   $(1,996,299)  $(1,357,519)

Common stock issued in connection with
       convertible debenture - April 17, 2006 (Note 6)      500,000       5,000     136,348         -              -        141,348


Reverse acquisition recapitalization adjustment (Note 4)    328,637    (218,988)    218,988         -              -              -


Issuance of common stock - June 23, 2006 (Note 7)           142,669         143     106,859         -              -        107,002

Common stock issued in connection with
       exercise of warrants - June 28, 2006 (Note 7)      5,166,711       5,167     494,833                                 500,000

Net loss                                                                                                   (1,971,710)   (1,971,710)

                                                         ----------  ----------  ----------   --------    -----------   -----------
Balance, September 30, 2006                              30,006,340  $   30,006  $1,378,795   $(21,671)   $(3,968,009)  $(2,580,879)
                                                         ==========  ==========  ==========   ========    ===========   ===========




                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
             OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                      HC INNOVATIONS, INC. AND SUBSIDIARIES
                         (Formerly Ayre Holdings, Inc.)

                 Condensed Consolidated Statements of Cash Flows
                                   (Unaudited)

-----------------------------------------------------------------------------------------------------------------

                                                                                  NINE MONTHS ENDED

                                                                      SEPTEMBER 30, 2006    SEPTEMBER 30, 2005

Cash flows from operating activities:

    Net loss                                                             $ (1,971,710)         $ (621,169)
    Adjustments to reconcile net loss to net cash used in
       operating activities:
         Depreciation and amortization                                        184,292              55,327
         Amortization of discount - convertible debentures                    126,937               2,496
         Shares issued as compensation - consulting                                 -               4,840
         Changes in operating assets and liabilities:
            (Increase) decrease in:
              Accounts receivable                                            (278,619)            118,818
              Prepaid expenses                                                   (428)            (84,893)
              Security deposits and other                                     (27,099)            (17,831)
            Increase (decrease) in:
              Accounts payable                                                758,986             193,152
              Accrued liabilities                                             176,777              64,747
              Deferred revenue                                                 43,700             150,000
              Notes payable to vendors                                       (147,266)             25,398
                                                                         -------------         -----------
Net cash used in operating activities                                      (1,134,430)           (109,115)
                                                                         -------------         -----------

Cash flow from investing activities:

    Purchases of fixed assets, net                                            (79,749)            (75,323)
    Expenditures for capitalized software development costs                  (364,598)           (324,433)
                                                                         -------------         -----------
Net cash used in investing activities                                        (444,347)           (399,756)
                                                                         -------------         -----------

Cash flows from financing activities:

    Proceeds from notes payable                                               520,000                   -
    Proceeds from issuance of convertible debentures                          500,000             557,985
    Proceeds from notes payable - related party                               200,000             450,000
    Proceeds from issuance of common stock                                    107,002                   -
    Deferred issuance costs paid                                              (10,045)            (51,458)
    Payments on lines of credit, net                                          (10,122)                  -
    Payments on notes payable                                                 (22,467)            (21,090)
    Payments on capital lease obligations                                     (60,961)            (53,110)
                                                                         -------------         -----------
Net cash provided by financing activities                                   1,223,407             882,327
                                                                         -------------         -----------

Net (decrease) increase in cash and cash equivalents                         (355,370)            373,456

Cash and cash equivalents - beginning of period                               435,375              45,089
                                                                         -------------         -----------
Cash and cash equivalents - end of period                                $     80,005          $  418,545
                                                                         =============         ===========

Supplemental cash flow information:
    Cash paid during the period for:

       Interest                                                          $     58,576          $   40,419
                                                                         =============         ===========
    Noncash investing and financing activities:
       Common stock issued in connection with exercise of warrants
         and satisfaction of note payable - related party                $    500,000          $        -
                                                                         =============         ===========
       Discount on convertible debentures                                $    141,348          $   89,898
                                                                         =============         ===========
       Computer equipment acquired through capital lease                 $     59,834          $   20,000
                                                                         =============         ===========
       Capitalized software acquired through capital lease               $    114,718          $        -
                                                                         =============         ===========
       Retirement of common stock                                        $          -          $      436
                                                                         =============         ===========
       Common stock issued through stock subscriptions receivable        $          -          $      951
                                                                         =============         ===========

                  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
              OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                 HC INNOVATIONS, INC. AND SUBSIDIARIES

              Notes to Condensed Consolidated Financial Statements
                  For the Nine Months Ended September 30, 2006
                                   (Unaudited)

------------------------------------------------------------------------

1. NATURE OF OPERATIONS

By Stock Acquisition Agreement dated May 11, 2006, Ayre Holdings, Inc. ("Ayre" or "the Company"), a Delaware corporation, acquired 100% of the issued and outstanding shares of HC Innovations, Inc., in exchange for 24,368,323 shares of common stock of the Company representing approximately 99% of the total issued and outstanding shares of the Company at the time. Prior to the consummation of the acquisition, Ayre, a non-reporting pink sheet company and public shell, effectuated a reverse stock split whereby the then current 793,000 issued and outstanding shares of common stock were reverse split into 328,637 shares of common stock at the rate of .41442.

The post-acquisition entity is accounted for as a recapitalization of HC Innovations, Inc. using accounting principles applicable to reverse acquisitions with HC Innovations, Inc. being treated as the accounting parent (acquirer) and Ayre Holdings, Inc., the legal parent, being treated as the accounting subsidiary (acquiree). HC Innovations, Inc. is regarded as the predecessor entity. In accordance with the provisions governing the accounting for reverse acquisitions (Note 4), the historical figures presented are those of HC Innovations, Inc. Upon consummation of the acquisition on June 9, 2006, Ayre changed its name to HC Innovations, Inc. ("HCI"). The Company, through its subsidiaries, provides specialty care management products and services and is quoted on the pink sheets under the symbol "HCNV.PK".

Enhanced Care Initiatives, Inc. ("ECI"), a wholly owned subsidiary of HCI was founded in 2002 by David Chess, MD, and is the management company for all HCI entities. Enhanced Care Initiatives of Tennessee, Inc. is a wholly owned subsidiary of ECI with offices in Nashville, TN. Texas Enhanced Care Initiatives, Inc. is a separate wholly owned subsidiary of ECI with offices in Houston, Texas. ECI markets its proprietary specialty care management programs for the medically frail and other costly sub-populations to Health Maintenance Organizations ("HMOs") and other managed care organizations ("MCOs") as well as state Medicaid departments.

NP Care, LLCs ("LLCs") are nursing home medical management systems. The LLCs nurse practitioner program provides onsite medical care by an Advanced Practice Registered Nurse ("APRN") under the oversight of the patient's individual physician to residents in nursing homes and assisted living facilities. The LLCs operate in the states of Connecticut, Florida and New Jersey and are managed exclusively by ECI.

                 HC INNOVATIONS, INC. AND SUBSIDIARIES

              Notes to Condensed Consolidated Financial Statements
                  For the Nine Months Ended September 30, 2006
                                   (Unaudited)

------------------------------------------------------------------------

2.  BASIS OF PRESENTATION

The accompanying financial statements are unaudited and have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America and include the accounts of HC Innovations, Inc. and it's wholly-owned, majority-owned and controlled subsidiaries (which are referred to as the Company, unless the context otherwise requires), as well as certain affiliated limited liability companies, which are variable interest entities required to be consolidated. Certain information and footnote disclosures normally included in the Company's annual financial statements have been condensed or omitted. The interim financial statements, in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for a fair statement of the results for the interim periods ended September 30, 2006 and 2005.

The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for the fiscal year. These interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2005, which are included in the Form 10-SB.

3.  GOING CONCERN / MANAGEMENT'S PLAN

As shown in the accompanying condensed consolidated financial statements, as is typical of a company going through early-stage development of its services and strategic initiatives, the Company has sustained a consolidated net loss for the nine months ended September 30, 2006 of $1,971,710. At September 30, 2006, the Company had a working capital deficiency of $3,457,686 and a deficit of $3,968,009. These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

Management believes that the Company will be successful in its efforts to adequately meet its capital needs and continue to grow its businesses. In 2005 and year-to-date 2006, the Company has raised $1.757 million through the issuance of convertible debenture notes to accredited investors. Management believes that all or the majority of all of these investors will convert their notes to common stock once the Company commences public trading of its stock, presently anticipated during the fourth quarter of calendar year 2006. Management has had interest from additional strategic and financial investors in taking debt and equity positions in the Company and the Company has

                 HC INNOVATIONS, INC. AND SUBSIDIARIES

              Notes to Condensed Consolidated Financial Statements
                  For the Nine Months Ended September 30, 2006
                                   (Unaudited)

------------------------------------------------------------------------

3.  GOING CONCERN / MANAGEMENT'S PLAN (CONTINUED)

retained an investment banking firm for the purpose of securing additional capital for working capital, continued investment in information systems and the ongoing execution of its growth plans. As is typical with early stage, growth companies, 2005 and 2006 losses are largely a result of business development expenses as well as significant investment in building infrastructure for growing the Company's divisions, business and clinical systems and programs. During the first nine months of 2006, the Company was successful in securing new contracts with AETNA, (to manage its members in New Jersey long-term care facilities); AMERIGROUP, (a contract for an initial 300 patients beginning in June, 2006 in Houston, Texas with estimated first year revenue of approximately $1 million); and the Company also entered into a Partnership Agreement with MCKESSON to jointly market and respond to requests for proposals (particularly state Medicaid opportunities) and will be integrating the Company's high intensity programs with their call center support services. In addition, the Company's contract with HealthSpring has been expanded from the initial 300 members in Tennessee to 1,000 members, representing an increase in annualized contract revenue potential of approximately $2.5 million.

4.  RECAPITALIZATION

By Stock Acquisition Agreement dated May 11, 2006, Ayre Holdings, Inc. ("Ayre" or "the Company"), a Delaware corporation, acquired 100% of the issued and outstanding shares of HC Innovations, Inc., in exchange for 24,368,323 shares of common stock of the Company representing approximately 99% of the total issued and outstanding shares of the Company at the time which resulted in a change in control of the Company. Simultaneously, with this exchange of shares, HC Innovations, Inc. paid $175,000 in cash to the Ayre shareholders, which has been included in selling, general and administrative expenses in the condensed consolidated statement of operations for the nine months ended September 30, 2006. Prior to the consummation of the acquisition, Ayre, a non-reporting pink sheet company, effectuated a reverse stock split whereby the then current 793,000 issued and outstanding shares of common stock were reverse split into 328,637 shares of common stock at the rate of .41442.

The post-acquisition entity is accounted for as a recapitalization of HC Innovations, Inc. using accounting principles applicable to reverse acquisitions with HC Innovations, Inc. being treated as the accounting parent (acquirer) and Ayre Holdings, Inc., the legal parent, being treated as the accounting subsidiary (acquiree). Ayre Holdings, Inc. was an

                 HC INNOVATIONS, INC. AND SUBSIDIARIES

              Notes to Condensed Consolidated Financial Statements
                  For the Nine Months Ended September 30, 2006
                                   (Unaudited)

------------------------------------------------------------------------

4.  RECAPITALIZATION (CONTINUED)

inactive public shell with no net assets prior to the transaction. Therefore, the value assigned to the common shares based on the fair value of the net assets of Ayre Holdings, Inc. at the recapitalization date was $-0- and the unaudited revenue, net loss and loss per share assuming the transaction had been completed on January 1, 2006 would be the same as reported.

HC Innovations, Inc. is regarded as the predecessor entity. In accordance with the provisions governing the accounting for reverse acquisitions, the historical figures presented are those of HC Innovations, Inc.


Prior to the consummation of the acquisition on June 9, 2006, Ayre Holdings, Inc. had 328,637 shares of common stock outstanding. At the date of the reverse acquisition merger, Ayre Holdings, Inc. was a public shell and had no assets, no liabilities, and no net stockholders' equity. Therefore, this was the only recapitalization adjustment that was required. The key components of the reverse acquisition recapitalization adjustment were as follows:

                                                COMMON STOCK
                                         ------------------------
                                            SHARES
                                          ISSUED AND                   PAID-IN
                                         OUTSTANDING       AMOUNT      CAPITAL
                                         -----------       ------      -------

Public company shares already
  outstanding on date of merger
  (June 9, 2006), par value $0.001           328,637     $     328    $   (328)

Public company shares issued in a
  1:1 exchange for private company
  shares, par value $0.001                24,368,323        24,368     (24,368)

Private company shares exchanged,
  par value $0.01                        (24,368,323)     (243,684)    243,684
                                        ------------     ---------    --------
Reverse acquisition recapitalization
  adjustment, net                            328,637     $(218,988)   $218,988
                                        ============     =========    ========


5.    DEFERRED REVENUE

In February 2006, the Company entered into a Provider Group Agreement with Aetna Health, Inc. ("Aetna"). Aetna offers, issues and administers plans that provide access to health care services to members and contracts with certain health care providers and facilities to provide access to the services. NP Care of New Jersey will provide covered services to members utilizing APRN's. NP Care of New Jersey charges $350 per program participant per month. For the nine months ended September 30, 2006, $6,300 of revenues have been recognized from Aetna, and $43,700 remains in deferred revenue on this contract and is expected to be earned in the fourth quarter of 2006.

During March 2006, the Company entered into a Care Management Services Agreement with Amerigroup Corporation ("Amerigroup"). Amerigroup provides management and administrative functions to affiliated health maintenance organizations. Texas ECI will provide care management services to program participants in Texas. Texas ECI charges $85,500 per month for these services plus an additional $285 per program participant in excess of 300 participants per month. For the nine months ended September 30, 2006, $256,500 of revenues have been recognized from Amerigroup.

6.    LONG-TERM DEBT

NOTE PAYABLE  - SMALL BUSINESS ADMINISTRATION

The Company has a Small Business Administration loan dated September 4, 2003. The original principal balance of the loan was $150,000 and it is intended to be used to fund general operations. The loan agreement provides for sixty monthly principal and interest installments of $2,924 and bears interest at 6.25% per annum. The loan matures on

                 HC INNOVATIONS, INC. AND SUBSIDIARIES

              Notes to Condensed Consolidated Financial Statements
                  For the Nine Months Ended September 30, 2006
                                   (Unaudited)

------------------------------------------------------------------------

6.    LONG-TERM DEBT (CONTINUED)

October 1, 2008 and is secured by the personal residence of the Company's President. At September 30, 2006, the principal balance due on the loan was $68,321.

NOTES PAYABLE - STOCKHOLDER

The Company entered into two promissory notes payable with a stockholder. The first, dated February 20, 2006 has an original principal balance of $125,000 and is intended as a bridge loan until further financing is secured by the Company. Interest accrues on the note at 10% and was originally payable on demand on or before May 20, 2006. The term has been extended for an additional 180 days. Accrued interest on the note as of September 30, 2006 is $7,806.

The second promissory note payable with a stockholder was entered on March 15, 2006. The original principal balance was $100,000 and is intended as a bridge loan until further financing is secured by the Company. Interest accrues on the note at 10% and was originally payable on demand on or before June 15, 2006. The term was extended for an additional 90 days. Accrued interest on the note as of September 30, 2006 is $5,580. This note and accrued interest were converted into 106,400 shares of common stock on October 25, 2006.

NOTE PAYABLE - RELATED PARTY

On July 11, 2006, the Company issued a convertible promissory note to the Rubin Family Irrevocable Stock Trust in the principal face amount of $200,000, to be funded $100,000 upon issuance of the note and $100,000 on August 11, 2006. The convertible debentures are contingently convertible only if the amounts owed thereunder are not repaid. The conversion price of the note is equal to 50% of the market price of HCI's common stock on the day prior to conversion. In no circumstances will the conversion price be less than $.40 per share. Interest accrues on the note at 10% and the note is due on demand. On October 10, 2006, the Company paid the Rubin Family Irrevocable Stock Trust $203,812 in cash as full satisfaction of the principal and accrued interest on this note.

                 HC INNOVATIONS, INC. AND SUBSIDIARIES

              Notes to Condensed Consolidated Financial Statements
                  For the Nine Months Ended September 30, 2006
                                   (Unaudited)

------------------------------------------------------------------------

6.    LONG-TERM DEBT (CONTINUED)

NOTES PAYABLE - CHAIRMAN

The Company entered into four promissory notes payable with the Company's Chairman which are intended as bridge loans until HCI financing is secured.

           On  August 9,  2006,  the  Company  entered
              into a promissory  note with an original
              due  date of  September  25,  2006.  The
              due date was extended for an  additional
              90 days.  Interest  accrues  at the rate
              of 10% per annum.  On  November 3, 2006,
              the Company  paid the  Chairman  $51,276
              in full  satisfaction  of the  principal
              and accrued interest on this note.                       $  50,000
           On August 31,  2006,  the  Company  entered
              into a promissory  note with an original
              due  date of  September  30,  2006.  The
              due date was extended an  additional  90
              days.  Interest  accrues  at the rate of
              10% per annum.                                             100,000
           On September 9, 2006,  the Company  entered
              into a promissory  note with an original
              due date of  October  7,  2006.  The due
              date  was  extended  an   additional  90
              days.  Interest  accrues  at the rate of
              10% per annum.                                              50,000
           On September 28, 2006, the Company  entered
              into a promissory  note with an original
              due date of October  27,  2006.  The due
              date  was  extended  an   additional  90
              days.  Interest  accrues  at the rate of
              10% per annum.                                              95,000
                                                                  --------------

                                                                       $ 295,000
                                                                  ==============

Accrued interest on the Notes Payable - Chairman as of September 30, 2006 was $1,553.

                 HC INNOVATIONS, INC. AND SUBSIDIARIES

              Notes to Condensed Consolidated Financial Statements
                  For the Nine Months Ended September 30, 2006
                                   (Unaudited)

------------------------------------------------------------------------

6.    LONG-TERM DEBT (CONTINUED)

The maturities of the Company's notes payable at September 30, 2006 are as follows:

         Calendar Years Ending December 31,
         ----------------------------------

             2006                          $     727,757
             2007                                 32,149
             2008                                 28,415
                                           -------------
                                                 788,321
        Less: current portion                   (750,511)
                                           -------------
                                           $      37,810
                                           =============


CONVERTIBLE DEBENTURES


During 2005, the Company issued convertible debentures to private accredited investors. The total principal amount of the debentures was $1,257,985 convertible into 1,257,985 shares of the Company's common stock. The conversion price of the debentures is equal to 50% of the market price of the HCI's common stock on the day prior to conversion. In no circumstances will the conversion price be less than $.40 per share. By terms of the Convertible debenture agreement, the debentures are convertible upon the Company becoming or being merged into a public company.


The term of the debentures is 18 months from the date of issuance. They do not bear interest. In lieu of interest, the Company issued 1,257,985 shares of its common stock to the holders of the convertible debentures which were treated as a discount on the debentures to be amortized as interest expense over the life of those debentures. The discount was established as the fair value of the common stock of $202,678, which was determined using fair value interest rates for similar types of underlying instruments. The unamortized balance of the discount at September 30, 2006 was $69,210. Amortization of the discount for the nine months ended September 30, 2006 was $101,337 and is included in interest expense.

HCI incurred $76,858 in legal, financing and other costs in issuing these debentures. The costs have been deferred and are being amortized over 18 months. The unamortized balance of deferred issuance costs at September 30, 2006 was $21,350.

Amortization expense relating to deferred issuance costs totaled $38,429 for the nine months ended September 30, 2006.

                 HC INNOVATIONS, INC. AND SUBSIDIARIES

              Notes to Condensed Consolidated Financial Statements
                  For the Nine Months Ended September 30, 2006
                                   (Unaudited)

------------------------------------------------------------------------

6.    LONG-TERM DEBT (CONTINUED)

On April 17, 2006, the Company closed on a new convertible debenture note in the amount of $500,000. The terms of this note, with an existing stockholder, are identical to the 2005 convertible debentures. Management also anticipates that this debenture will be converted to common stock once the Company commences trading. The total principal amount of the debentures of $500,000 is convertible into 500,000 shares of the Company's common stock. The conversion price of the debentures is equal to 50% of the market price of HCI's common stock on the day prior to conversion. In no circumstances will the conversion price be less than $.40 per share. The term of the debentures is 18 months from the date of issuance. They do not bear interest. In lieu of interest, the Company issued 500,000 shares of its common stock to the holders of the convertible debentures which were treated as a discount on the debentures to be amortized as interest expense over the life of those debentures. The discount was established as the fair value of the common stock of $141,348, which was determined using fair value interest rates for similar types of underlying instruments. The unamortized balance of the discount at September 30, 2006 was $115,748. Amortization of the discount for the nine months ended September 30, 2006 was $25,600 and is included in interest expense.

HCI incurred $10,045 in legal, financing and other costs issuing these debentures. The costs have been deferred and are being amortized over 18 months. The unamortized balance of deferred issuance costs at September 30, 2006 was $8,037. Amortization expense relating to the deferred issuance costs totaled $2,009 for the nine months ended September 30, 2006.

7.  STOCKHOLDERS' EQUITY (DEFICIT)

In June, 2006, the Company sold a total of 142,669 shares of restricted common stock to several of its key managers for aggregate net proceeds of $107,002.

In June 2006, warrants for 5,166,711 shares of the Company's common stock were exercised by a shareholder with the Company realizing $500,000. This $500,000 was applied to an outstanding note payable to the same shareholder in the amount of $500,000 in a non-cash transaction.

                 HC INNOVATIONS, INC. AND SUBSIDIARIES

              Notes to Condensed Consolidated Financial Statements
                  For the Nine Months Ended September 30, 2006
                                   (Unaudited)

------------------------------------------------------------------------

8. EARNINGS (LOSS) PER SHARE

Basic  earnings  (loss) per share  ("EPS") is computed  dividing  the net income
(loss) attributable to the common stockholders (the numerator) by the weighted average number of shares of common stock outstanding (the denominator) during the reporting periods. Diluted income (loss) per share is computed by increasing the denominator by the weighted average number of additional shares that could have been outstanding from securities convertible into common stock, such as stock options and warrants (using the "treasury stock" method), and convertible preferred stock and debt (using the "if-converted" method), unless their effect on net income (loss) per share is antidilutive. Under the "if-converted" method, convertible instruments are assumed to have been converted as of the beginning of the period or when issued, if later. The effect of computing the diluted income (loss) per share is antidilutive and, as such, basic and diluted earnings
(loss) per share are the same for the period ended September 30, 2006.

9.  BUSINESS SEGMENTS

The Company's operations by business segment for the nine month period ended September 30, 2006 and 2005 were as follows:

                                 Professional       Disease
2006                               Services        Management          Total
----------------------------     ------------    -------------    --------------
Net Sales                         $3,310,009       $1,087,199       $ 4,397,208

Operating Profit/(Loss)              377,041       (2,155,895)       (1,778,854)

Identifiable Assets                  659,817        1,563,940         2,223,757


                                 Professional       Disease
2005                               Services        Management          Total
----------------------------     ------------    -------------    --------------

Net Sales                         $1,980,172      $         -        $1,980,172
Operating Profit/(Loss)              229,851         (811,826)         (581,975)
Identifiable Assets                  309,853        1,153,985         1,463,838

                 HC INNOVATIONS, INC. AND SUBSIDIARIES

              Notes to Condensed Consolidated Financial Statements
                  For the Nine Months Ended September 30, 2006
                                   (Unaudited)

------------------------------------------------------------------------

10.  COMMITMENTS

CONSULTING AGREEMENT

During July 2005, the Company entered into a Consulting Agreement with Strategic Growth International, Inc. ("SGI"), whereby SGI advised and assisted HCI in its efforts to raise capital and secure a public shell. During September 2006, the Company amended and restated the Consulting Agreement with SGI. Under the new Consulting Agreement, SGI will assist HCI in determining a strategy to raise funds in the aggregate amount of $1,000,000 through a private placement of debt, equity or convertible securities. HCI has agreed to pay an initial retainer of $50,000 for these services from the future gross proceeds of any offering raised. The Company also agrees to pay SGI a total consulting fee of 10% of the future gross proceeds raised for the offering excluding the initial $50,000 retainer. The term of this agreement is for six months and it expires March 25, 2007.

11.  SUBSEQUENT EVENTS

PRIVATE PLACEMENT OFFERING

On September 25, 2006, HCI issued a Private Placement Offering Memorandum ("PPM") for 2,000,000 shares of common stock at $1.00 per share and warrants to purchase 2,000,000 shares of common stock in the future. The offer to purchase common stock expires on the earlier of when the entire aggregate amount of common stock and the entire amount of warrants are subscribed and accepted or November 30, 2006. The Company reserves the right to extend the offering period to February 28, 2007.

The warrants have a term of two years. The exercise price is $1.25 per share. The warrants shall be redeemable at $.05 per warrant share if the HCI common stock trades at a closing price of at least $3.50 per share over twenty consecutive days.

No shares were issued through this offering as of September 30, 2006. As of November 17, 2006, 950,000 shares of HCI common stock have been issued through this PPM.

MEMORANDUM OF UNDERSTANDING

During December 2005, the Company entered into a Memorandum of Understanding ("MOU") with BioScrip, Inc. ("BioScrip"). BioScrip provided a $250,000 refundable advance towards the purchase of $1,500,000 worth of HCI common stock. BioScrip did

                 HC INNOVATIONS, INC. AND SUBSIDIARIES

              Notes to Condensed Consolidated Financial Statements
                  For the Nine Months Ended September 30, 2006
                                   (Unaudited)

------------------------------------------------------------------------

11.  SUBSEQUENT EVENTS (CONTINUED)

not purchase the common stock and the MOU was terminated due to disputes arising between the Company and BioScrip regarding the return of the advance. Under the terms of a settlement agreement dated October 11, 2006, BioScrip and HCI agreed to settle the amount owed to BioScrip for a single payment of $125,000 in full and final settlement and the Company made this payment on November 15, 2006.

ALERE MEDICAL AGREEMENT

In October 2006, HCI entered into a Disease Management Services Agreement with Alere Medical, Inc. ("Alere"). Alere provides disease management tools, services and systems to Payors which are designed to assist with and improve management of health care outcomes for patients. Alere has contracted with Tufts Health Plan ("Tufts") to provide disease management services in Massachusetts. Tufts provides various commercial and Medicare Health Plans to members. ECI will provide care management services to Tufts program participants in Massachusetts and Alere will pay to ECI $295 per enrolled member per month commencing February 1, 2007.

ADVISORY AGREEMENT

On November 10, 2006, HCI entered into an Advisory Agreement with Cambria Capital, LLC ("Cambria"), an investment banking firm. The Company is seeking to raise additional funds through the issuance of two year Convertible Debentures and Warrants to purchase the Company's common stock. HCI agreed to pay Cambria a Success Fee of 8% of the gross proceeds of the transaction of any investor Cambria introduces to HCI, except a certain investor specified in the contract, which HCI will pay a 2% Success Fee. The Company will also issue warrants to purchase HCI common stock to Cambria in an amount equal to 10% of the number of shares of common stock, common stock equivalents or rights to acquire common stock in the future issued by the Company except the certain investor specified in the contract, for which HCI will issue warrants in the amount of 2%.

                        CONSOLIDATED FINANCIAL STATEMENTS
                      HC INNOVATIONS, INC. AND SUBSIDIARIES
                          AS OF AND FOR THE YEAR ENDED
                               DECEMBER 31, 2005

                              HC INNOVATIONS, INC.
                        CONSOLIDATED FINANCIAL STATEMENTS
                                TABLE OF CONTENTS


                                                                         PAGE
                                                                         ----

Report of Independent Registered Public Accounting Firm                    1

Consolidated Balance Sheet as of December 31, 2005                         2

Consolidated Statement of Operations for the Year Ended
December 31, 2005                                                          3

Consolidated Statement of Changes in Stockholder's Equity
(Deficit) for the Year Ended December 31, 2005                             4

Consolidated Statement of Cash Flows for the Year Ended
December 31, 2005                                                          5

Notes to Consolidated Financial Statements                                6-22

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Stockholders of HC Innovations, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of HC Innovations, Inc. and Subsidiaries (the "Company") as of December 31, 2005, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the year then ended. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of HC Innovations, Inc. and Subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying consolidated financial statements, the Company has a working capital deficiency of $622,563 as of December 31, 2005, sustained a net loss of $1,378,789 for the year ended December 31, 2005, and has a deficit of $1,996,299 at December 31, 2005. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are described in Note 1. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.


/s/ Carlin, Charron & Rosen, LLP

Glastonbury, Connecticut
April 24, 2006

                      HC INNOVATIONS, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheet
                                December 31, 2005

--------------------------------------------------------------------------------

                                     Assets
Current assets
  Cash and cash equivalents                                         $   435,375
  Accounts receivable                                                   220,311
  Prepaid expenses                                                      158,056
                                                                    -----------
    Total current assets                                                813,742

Fixed assets, net                                                       234,729
Capitalized software development costs, net                             686,798
Deferred issuance costs, net                                             59,779
Security deposits and other, net                                         33,282
                                                                    -----------
    Total assets                                                    $ 1,828,330
                                                                    ===========

                 Liabilities and Stockholders' Equity (Deficit)

Current liabilities
  Lines of credit                                                   $   210,122
  Current portion of note payable                                        30,224
  Current portion of capital lease obligations                           55,334
  Notes payable to vendors                                              274,615
  Accounts payable                                                      456,184
  Accrued liabilities                                                   159,826
  Deposit                                                               250,000
                                                                    -----------
    Total current liabilities                                         1,436,305

Note payable, net of current portion                                     60,564
Capital lease obligations, net of current portion                       101,542
Convertible debentures, net of discount                               1,087,438
Note payable - related party                                            500,000
                                                                    -----------
  Total liabilities                                                   3,185,849
                                                                    -----------

Commitments and contingencies                                                --

Stockholders' equity (deficit)
  Common stock, $.01 par value, 70,000,000 shares authorized            238,684
  Preferred stock, $.01 par value, 1,000,000 shares authorized               --
  Stock subscriptions receivable                                        (21,671)
  Additional paid in capital                                            421,767
  Deficit                                                            (1,996,299)
                                                                    -----------
    Total stockholders' deficit                                      (1,357,519)
                                                                    -----------
    Total liabilities and stockholders' deficit                     $ 1,828,330
                                                                    ===========


                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                   OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      HC INNOVATIONS, INC. AND SUBSIDIARIES

                      Consolidated Statement of Operations
                      For the Year Ended December 31, 2005

--------------------------------------------------------------------------------

Net revenues                                                        $ 2,887,498
                                                                    -----------

Cost of services                                                      2,583,656
Selling, general and administrative expenses                          1,501,817
Depreciation and amortization                                           103,251
                                                                    -----------
                                                                      4,188,724
                                                                    -----------
      Loss from operations                                           (1,301,226)
                                                                    -----------

Other income/(expense)
  Interest income                                                         6,235
  Other income                                                              673
  Interest expense                                                      (84,471)
                                                                    -----------
                                                                        (77,563)
                                                                    -----------
    Loss before provision for income taxes                           (1,378,789)

Provision for income taxes                                                   --
                                                                    -----------

Net loss                                                            $(1,378,789)
                                                                    ===========

Basic and diluted net loss per share                                $      (.06)
                                                                    ===========

Weighted average common shares outstanding                           21,429,516
                                                                    ===========


                  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                   OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      HC INNOVATIONS, INC. AND SUBSIDIARIES

      Consolidated Statement of Changes in Stockholders' Equity (Deficit)
                      For the Year Ended December 31, 2005

--------------------------------------------------------------------------------


                                          Common Stock
                                   -----------------------------                                                        Total
                                    Shares Issued                      Paid-In      Subscriptions                   Stockholders'
                                   and Outstanding     Amount          Capital        Receivable      Deficit          Deficit
                                   ---------------  ------------    ------------    ------------    ------------    -------------
Balance, January 1, 2005                  37,694    $        377    $    311,284    $    (22,115)   $   (617,510)   $   (327,964)

Issuance of common stock                     951              10             941            (951)             --              --

Purchase and retirement of
  common stock                            (1,831)            (18)         (1,813)          1,395              --            (436)

Shares issued as compensation -
  consulting services                      4,840              48          61,452              --              --          61,500

Shares issued as compensation -
  consulting services                         92               1              91              --              --              92

Stock split, 537.41528-to-1           22,393,192         223,932        (223,932)             --              --              --

Shares issued as compensation -
  advisory services                      100,000           1,000          39,000              --              --          40,000

Shares issued as compensation -
  legal services                          50,000             500          19,500              --              --          20,000

Common stock issued in connection
  with convertible debenture           1,283,385          12,834         215,244              --              --         228,078

Net loss                                      --              --              --              --      (1,378,789)     (1,378,789)
                                    ------------    ------------    ------------    ------------    ------------    ------------
Balance - December 31, 2005           23,868,323    $    238,684    $    421,767    $    (21,671)   $ (1,996,299)   $ (1,357,519)
                                    ============    ============    ============    ============    ============    ============



                  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                  OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      HC INNOVATION, INC. AND SUBSIDIARIES

                      Consolidated Statement of Cash Flows
                      For the Year Ended December 31, 2005

--------------------------------------------------------------------------------

Cash flows from operating activities:
  Net loss                                                          $(1,378,789)
  Adjustments to reconcile net loss to net cash used in
   operating activities:
    Depreciation and amortization                                       103,251
    Shares issued as compensation - consulting services                  61,592
    Shares issued as compensation - advisory services                    40,000
    Shares issued as compensation - legal services                       20,000
    Amortization of discount - convertible debentures                    32,131
    Changes in operating assets and liabilities:
      (Increase) decrease in:
        Accounts receivable                                              80,708
        Prepaid expenses                                               (130,517)
        Security deposits and other                                      21,884
      Increase (decrease) in:
        Accounts payable                                                139,959
        Accrued liabilities                                              42,640
        Notes payable to vendors                                        274,615
        Deposits                                                        250,000
                                                                    -----------
Net cash used in operating activities                                  (442,526)
                                                                    -----------

Cash flow from investing activities:
  Purchases of fixed assets, net                                       (133,536)
  Expenditures for capitalized software development costs              (596,096)
                                                                    -----------
Net cash used in investing activities                                  (729,632)
                                                                    -----------

Cash flows from financing activities:
  Proceeds from issuance of convertible debentures                    1,257,985
  Proceeds from note payable - related party                            450,000
  Purchase and retirement of common stock                                  (436)
  Payments on notes payable                                             (28,351)
  Deferred issuance costs paid                                          (47,749)
  Payments on capital lease obligations                                 (69,005)
                                                                    -----------
Net cash provided by financing activities                             1,562,444
                                                                    -----------

Net increase in cash and cash equivalents                               390,286

Cash and cash equivalents - beginning of year                            45,089
                                                                    -----------
Cash and cash equivalents - end of year                             $   435,375
                                                                    ===========

Supplemental cash flow information:
  Cash paid during the year for:
    Interest                                                        $    84,335
                                                                    ===========
  Noncash investing and financing activities:
    Common stock issued through 537.41528-to-1 stock split          $   223,932
                                                                    ===========
    Discount on convertible debentures                              $   202,678
                                                                    ===========
    Deferred issuance costs paid with common stock                  $    25,400
                                                                    ===========
    Computer equipment acquired through capital lease               $    20,000
                                                                    ===========
    Common stock issued through stock subscriptions receivable      $       951
                                                                    ===========

                  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                   OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      HC INNOVATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                      For the Year Ended December 31, 2005

--------------------------------------------------------------------------------

1.   NATURE OF OPERATIONS

     HC Innovations, Inc. ("HCI") is a holding company incorporated in Delaware in December 2004. HCI and subsidiaries (the "Company") is a specialty care management company comprised of separate divisions each with a specific focus and intervention. The Company's mission is to identify subgroups of people with high costs and disability and create and implement programs and interventions that improve their health, resulting in dramatic reductions in the cost of their care. The Company also develops and implements medical management systems for the long term care industry.

     Enhanced Care Initiatives, Inc. ("ECI"), a wholly owned subsidiary of HCI was founded in 2002 and is the management company for all HCI entities. Enhanced Care Initiatives of Tennessee, Inc. is a wholly owned subsidiary of ECI with offices in Nashville, TN. ECI markets its proprietary specialty care management programs for the medically frail and other costly sub-populations to Health Maintenance Organizations ("HMOs") and other managed care organizations ("MCOs") as well as state Medicaid departments.

     NP Care, LLCs ("LLCs") are nursing home medical management systems. The LLCs nurse practitioner program provides onsite medical care by an Advanced Practice Registered Nurse ("APRN") under the oversight of the patient's individual physician to residents in nursing homes and assisted living facilities. The LLCs operate in the states of Connecticut and Florida and are managed exclusively by ECI.

     Going Concern / Management's Plan
     ---------------------------------

     As shown in the accompanying consolidated financial statements, as is typical of a company going through early-stage development of its services and strategic initiatives, the Company has sustained a consolidated net loss for the year ended December 31, 2005 of $1,378,789. At December 31, 2005, the Company had a working capital deficiency of $622,563 and an accumulated deficit of $1,996,299. These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

                      HC INNOVATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                      For the Year Ended December 31, 2005

--------------------------------------------------------------------------------

1.   NATURE OF OPERATIONS (CONTINUED)

     Going Concern / Management's Plan (continued)
     ---------------------------------------------

     Management believes that the Company will be successful in its efforts to adequately meet its capital needs and continue to grow its businesses. In 2005, the Company raised $1.257 million through the issuance of convertible debenture notes to accredited investors. Management believes that all or the majority of all of these investors will convert their notes to common stock once the Company commences public trading of its stock, presently anticipated during the third quarter of calendar year 2006. Management has interest from additional strategic and financial investors in taking debt (see Note 18) and equity positions in the Company and the Company also intends to interview investment banking firms for the purpose of securing additional capital for working capital, continued investment in information systems and the ongoing execution of its growth plans. As is typical with early stage, growth companies, 2005 losses are largely a result of business development expenses as well as significant investment in building infrastructure for growing the Company's divisions, business and clinical systems and programs. In the first quarter of 2006, the Company was successful in securing new contracts with Aetna Health, Inc., (to manage its members in New Jersey long-term care facilities); Amerigroup Corporation, (a contract for an initial 300 patients beginning in June, 2006 in Houston, Texas with estimated first year revenue of approximately $1 million); and the Company also entered into a Partnership Agreement with MCKESSON (MCK) to jointly market and respond to requests for proposals (particularly state Medicaid opportunities) and will be integrating the Company's high intensity programs with their call center support services.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation
     ---------------------


     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and include the accounts of HC Innovations, Inc. and its wholly-owned, majority-owned and controlled subsidiaries (which are referred to as the Company, unless the context otherwise requires), as well as certain affiliated limited liability

                      HC INNOVATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                      For the Year Ended December 31, 2005

--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Basis of Presentation (continued)
     ---------------------------------


     companies, which are variable interest entities required to be consolidated. The Company consolidates all controlled subsidiaries, in which control is effectuated through ownership of voting common stock or by other means. All significant intercompany transactions have been eliminated in consolidation.

     In states where ECI is not permitted to directly own a medical operation due to corporate practice of medicine laws in those states, it performs only non-medical administrative and support services, does not represent to the public or its clients that it offers medical services and does not exercise influence or control over the practice of medicine. In those states, ECI conducts business through Limited Liability Companies (LLCs) that it controls, and it is these affiliated LLCs that employ Advanced Practice Nurse Practitioners ("APNPs") who practice medicine. In such states, ECI generally enters into exclusive long-term management services agreements with the LLCs that operate the medical operations that restricts the member(s) of the affiliated LLCs from transferring their ownership interests in the affiliated LLCs and otherwise provides ECI or its designee with a controlling voting or financial interest in the affiliated LLCs and their operations.

     The LLCs, which are required to be consolidated under Financial Accounting Standards Board ("FASB") Interpretation No. 46, as revised ("FIN 46(R)"), "CONSOLIDATION OF VARIABLE INTEREST ENTITIES", would also be consolidated under the provisions of Emerging Issues Task Force ("EITF") No. 97-2, "APPLICATION OF FASB STATEMENT NO. 94 AND APB OPINION NO. 16 TO PHYSICIAN PRACTICE MANAGEMENT ENTITIES AND CERTAIN OTHER ENTITIES WITH CONTRACTUAL MANAGEMENT ARRANGEMENTS." The LLCs have been determined to be variable interest entities due to the existence of a call option under which ECI has the ability to require the member(s) holding all of the voting equity interests of the underlying LLCs to transfer their equity interests at any time to any person specified by ECI and vote the member(s) interests as ECI instructs. This call option agreement represents rights provided through a variable interest other than the equity interest itself that caps the returns that could be earned by the equity holders.

                      HC INNOVATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                      For the Year Ended December 31, 2005

--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


     In addition, the Company has an exclusive long-term management services agreement with each of the LLCs and the member(s) of the LLCs which allows the Company to direct all of the non-clinical activities of the LLCs, retain all of the economic benefits, and assume all of the risks associated with ownership of the LLCs. Due to these agreements, the Company has all of the economic benefits and risks associated with the LLCs and the Company is considered to be the primary beneficiary of the activities of the LLCs and is required to consolidate the LLCs under FIN 46(R).

     The 2004 financial statements have not been shown comparative to the 2005 financial statements since the 2004 financial statements are presented on a single company basis as the requirements for consolidation under either SFAS No. 94 or FIN 46(R) was not applicable. Management has determined that the presentation of the 2004 financial statements with the 2005 financial statements would be misleading to the lack of comparability of the underlying corporate entities.


     Use of Estimates
     ----------------

     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents
     -------------------------

     Cash and cash equivalents consist of cash balances on hand and short-term, highly liquid investments with original maturities of three months or less.

     Revenue Recognition
     -------------------

     The Company's revenue includes fee for service revenue and revenue from capitated contracts.


     Revenue from capitated contracts is recorded monthly based on the number of members covered under each capitated contract per month. Capitated revenue totaled approximately $270,000 for the year ended December 31, 2005.

     A significant portion of the Company's fee for service revenues have been reimbursed by federal Medicare and, to a lesser extent, state Medicaid programs. Payments for services rendered to patients covered by these programs are generally less than billed charges. The Company monitors its revenues and receivables from these reimbursement sources, as well as other third-party insurance payors, and records an estimated contractual allowance for certain service revenues and receivable balances (Note 3) in the month of revenue recognition, to properly account for anticipated differences between billed and reimbursed amounts. Accordingly, a substantial portion of the 2005 total net revenues and receivables reported in the Company's consolidated financial statements are recorded at the amount ultimately expected to be received from these payors. Net revenues from fee for service patients is recorded on the day the service is provided to patients.

                      HC INNOVATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                      For the Year Ended December 31, 2005

--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Revenue Recognition (continued)
     -------------------------------

     The Company evaluates several criteria in developing the estimated contractual allowances for unbilled and/or initially rejected claims on a monthly basis, including historical trends based on actual claims paid, current contract and reimbursement terms, and changes in patient base and payor/service mix. Contractual allowance estimates are adjusted to actual amounts as cash is received and claims are settled, and the aggregate impact of these resulting adjustments were not significant to the Company's operations for the year ended December 31, 2005. Further, the Company does not expect the reasonably possible effects of a change in estimate related to unsettled December 31, 2005 contractual allowance amounts from Medicaid and third-party payors to be significant to its future operating results and consolidated financial position (Note 12).

     Fixed Assets
     ------------

     Fixed assets are stated at cost, less accumulated depreciation and amortization. Major improvements and betterments to the fixed assets are capitalized. Expenditures for maintenance and repairs which do not extend the estimated useful lives of the applicable assets are charged to expense as incurred. When fixed assets are retired or otherwise disposed of, the assets and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operations.

     The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the assets, or, in the case of leasehold improvements, over the remaining term of the related lease, whichever is shorter.

     Capitalized Software Development Costs
     --------------------------------------

     The Company has capitalized costs related to the development of software for internal use. Capitalized costs include external costs of materials and services and consulting fees devoted to the specific software development. These costs have been capitalized based upon Statement of Position (SOP) 98-1, "ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE." In accordance with SOP 98-1, internal-use software development costs are capitalized once (i) the preliminary project stage is completed, (ii) management authorizes and commits to funding a computer software project, and (iii) it is probable that the project will be completed,

                      HC INNOVATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                      For the Year Ended December 31, 2005

--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Capitalized Software Development Costs (continued)
     --------------------------------------------------

     and the software will be used to perform the function intended. Costs incurred prior to meeting these qualifications are expensed as incurred. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. Internal-use software development costs are amortized using the straight-line method over estimated useful lives approximating five years. Software development costs capitalized in 2005 totaled $616,096 and amortization of capitalized development costs totaled $35,048 in 2005.

     The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by the Company with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life.

     Advertising
     -----------

     Advertising costs are expensed as incurred. Advertising expense was $16,179 for 2005.

3.   CONCENTRATIONS OF CREDIT RISK

     Cash
     ----

     The Company has cash balances in certain financial institutions in amounts which occasionally exceed current federal deposit insurance limits. The financial stability of these institutions is continually reviewed by senior management.

     Accounts Receivable
     -------------------

     The Company grants credits without collateral to its fee for service patients, most of whom are insured under third-party payor agreements as well as its corporate customers. The mix of receivables from patients and third-party payors as of December 31, 2005 is as follows:

            Medicare                               $  145,341
            Medicaid                                    6,895
            Private                                    68,075
                                                   ----------
                                                   $  220,311
                                                   ==========

     Management has provided for uncollectible accounts receivable through direct write- offs and such write-offs have been within management's expectations. Historical experience indicates that after such write-offs have been made, potential collection losses are considered minimal and, therefore, no allowance for doubtful accounts is considered necessary by management.

                      HC INNOVATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                      For the Year Ended December 31, 2005

--------------------------------------------------------------------------------

4.   FIXED ASSETS

     At December 31, 2005, fixed assets consist of:


         Medical and office equipment                      $    29,011
         Furniture and fixtures                                 19,110
         Computer equipment                                    259,848
         Leasehold improvements                                 17,491
                                                           -----------
         Less: accumulated depreciation and amortization       325,460
                                                               (90,731)
                                                           -----------
                                                           $   234,729
                                                           ===========

     Depreciation and amortization expense related to fixed assets totaled $49,467 for the year ended December 31, 2005.

5.   CAPITALIZED SOFTWARE DEVELOPMENT COSTS

     Capitalized software development costs as of December 31, 2005 are summarized as follows:

         Capitalized software development costs            $   733,596
         Less: accumulated amortization                        (46,798)
                                                           -----------
                                                           $   686,798
                                                           ===========

     Amortization expense related to capitalized software development costs for the year ended December 31, 2005 totaled $35,048.

                      HC INNOVATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                      For the Year Ended December 31, 2005

--------------------------------------------------------------------------------

6.   LINES OF CREDIT

     At December 31, 2005, the Company had the following line-of-credit facilities outstanding:

           Revolving  line-of-credit dated January 29,
              2003 with  interest at the rate of prime
              plus 1% (8% at December 31,  2005).  The
              amount  outstanding is due on demand and
              is collateralized by the assets of ECI.         $     50,000

           Revolving   line-of-credit  dated  February
              23,  2004 with  interest  at prime  plus
              1.75%  (8.75%  at  December  31,  2005).
              The amount  outstanding is due on demand
              and expires on February  23,  2009.  The
              line-of-credit   is   secured   by   the
              personal  assets of the managing  member
              of NP Care, LLC.                                     150,000

           Revolving  line-of-credit dated October 16,
              2002 with  interest at prime plus 2% (9%
              at  December  31,  2005).   Interest  is
              payable  on  a  monthly  basis  and  the
              outstanding  balance  is due on  demand.
              The line of  credit  is  secured  by the
              assets of NP Care, LLC.                               10,122
                                                              ------------
                                                              $    210,122
                                                              ============

                      HC INNOVATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                      For the Year Ended December 31, 2005

--------------------------------------------------------------------------------

7.   NOTES PAYABLE TO VENDORS

     During 2005, the Company entered into the following note payable agreements with vendors:

           On December 31, 2005,  the Company  entered
              into a  note  payable  agreement  with a
              vendor  for  the   outstanding   balance
              greater  than 90 days.  Payments are due
              in  12  monthly  principal  payments  of
              $16,673.11  commencing January 31, 2006,
              plus  interest  at the  rate  of 11% per
              annum.                                          $    200,077
           Note payable to vendor to finance  worker's
              compensation      premiums     effective
              December  20,  2005.  The  total  amount
              financed  of $33,757 is payable in eight
              monthly installment  payments of $4,343,
              plus  interest.  Payments are  scheduled
              to  commence   January  20,  2006.   The
              interest rate is 7.75% per annum.                     34,745
           Note   payable   to   vendor   to   finance
              insurance  premiums effective August 15,
              2005.  The  total  amount   financed  of
              $38,892  is  payable  in  nine   monthly
              installment  payments  of  $4,453,  plus
              interest.  The  interest  rate is  7.25%
              per annum.                                            22,265
           The   second    agreement    for    workers
              compensation   insurance  was  effective
              September  13,  2005.  The total  amount
              financed  was  $13,920.   Eight  monthly
              installment  payments  of  $1,789,  plus
              interest  commenced  October  13,  2005.
              The annual interest rate is 7.5%.                      8,946
           Note   payable   to   vendor   to   finance
              liability  insurance  premiums effective
              September  30,  2005.  The total  amount
              financed  of  $12,480 is payable in nine
              monthly installment  payments of $1,430,
              plus  interest.  The  interest  rate  is
              7.50% per annum.                                       8,582
                                                              ------------
                                                              $    274,615
                                                              ============

                      HC INNOVATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                      For the Year Ended December 31, 2005

--------------------------------------------------------------------------------

8.   DEPOSIT - MEMORANDUM OF UNDERSTANDING

     During December 2005, the Company entered into a Memorandum of Understanding ("MOU") with BioScrip, Inc. ("BioScrip"), a distributor of specialty pharmaceutical products to members of third-party payors such as insurance companies, governmental programs, employer groups and other managed care organizations. Under the terms of the MOU, the Company has agreed, subject to the execution of a binding agreement, to develop a therapy management program ("Program") of which ECI will have sole ownership of the intellectual property rights associated with the Program. Also, in accordance with the MOU, BioScrip would have exclusive rights to utilize the therapy management program. BioScrip has agreed, subject to the execution of an agreement, to purchase $1,500,000 worth of HCI common stock. BioScrip provided a $250,000 refundable advance towards the purchase of the shares of common stock. HCI is required to refund the deposit to BioScrip in the event the MOU is terminated.

9.   CAPITAL LEASE OBLIGATIONS

     The Company leases certain fixed assets in accordance with the terms of capitalized lease obligations. The leases require monthly interest and principal payments ranging from $546 to $2,972, expiring on various dates through September 2009. The net book value of the capitalized equipment at December 31, 2005 was $203,798.

     The future minimum lease payments and the present value of the payments at December 31, 2005 are as follows:

         Years Ending December 31,
         -------------------------

             2006                                          $    74,078
             2007                                               53,277
             2008                                               40,799
             2009                                               23,921
                                                           -----------
         Total minimum lease payments                          192,075
         Less: amount representing interest                    (35,199)
                                                           -----------
         Present value of net minimum lease payments           156,876
         Less: current portion of principal                    (55,334)
                                                           -----------
                                                           $   101,542
                                                           ===========

                      HC INNOVATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                      For the Year Ended December 31, 2005

--------------------------------------------------------------------------------

10.  LONG-TERM DEBT

     Note Payable
     ------------

     The Company has a Small Business Administration loan dated September 4, 2003. The original principal balance of the loan was $150,000 and it is intended to be used to fund general operations. The loan agreement provides for sixty monthly principal and interest installments of $2,924 and bears interest at 6.25% per annum. The loan matures on October 1, 2008 and is secured by the personal residence of the Company's President. At December 31, 2005, the principal balance due on the loan was $90,788. The maturities of this note at December 31, 2005 are as follows:

    Years Ending December 31,
             2006                                          $    30,224
             2007                                               32,149
             2008                                               28,415
                                                           -----------
                                                                90,788
         Less: current portion                                 (30,224)
                                                           -----------
                                                           $    60,564
                                                           ===========

     Convertible Debentures
     ----------------------


     During 2005, the Company issued convertible debentures to private accredited investors. The total principal amount of the debentures was $1,257,985 convertible into 1,257,985 shares of the Company's common stock. The conversion price of the debentures is equal to 50% of the market price of the HCI's common stock on the day prior to conversion. In no circumstances will the conversion price be less than $.40 per share. By terms of the convertible debenture agreement, the debentures are convertible upon the Company becoming or being merged into a public Company.


     The term of the debentures is 18 months from the date of issuance. They do not bear interest. In lieu of interest, the Company issued 1,257,985 shares of its common stock to the holders of the convertible debentures which was treated as a discount on the debentures to be amortized as interest expense over the life of those debentures. The discount was established as the fair value of the common stock of $202,678, which was determined using fair value interest rates for similar types of underlying instruments. The unamortized balance of the discount at December 31, 2005 was $170,547. Amortization of the discount for the year ended December 31, 2005 was $32,131 and is included in interest expense.

                      HC INNOVATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                      For the Year Ended December 31, 2005

--------------------------------------------------------------------------------

10.  LONG-TERM DEBT (CONTINUED)

     Convertible Debentures (continued)
     ----------------------------------

     HCI incurred $76,858 in legal, financing and other costs in issuing these debentures. The costs have been deferred and are being amortized over 18 months. The unamortized balance of deferred issuance costs at December 31, 2005 was $59,779. Amortization expense relating to deferred issuance costs totaled $17,079 for 2005.

11.  NOTE PAYABLE - RELATED PARTY

     The Company (Borrower) entered into a loan agreement with The Rubin Family Irrevocable Stock Trust (Lender), a shareholder of HCI, on December 27, 2004, whereby, among other provisions, the Lender extended a line of credit facility to the Borrower for general company purposes. The Lender also received warrants to purchase 5,166,711 shares of common stock of the Borrower (Note 14). The line of credit is in the original principal amount not to exceed $500,000. The line of credit accrues interest commencing December 25, 2007 at the then prime rate and interest in arrears only is payable monthly effective December 25, 2007. On December 31, 2005, there was $500,000 outstanding on the line of credit.

12.  NET PATIENT SERVICE REVENUE AND BILLING FEES

     Revenue from nurse practitioner services is substantially collected through billings to a patient's respective insurance carrier, health maintenance organization, Medicare and Medicaid. Payments from these sources are generally based on prospectively determined rates that vary according to a classification system based on clinical, diagnostic and other factors and are substantially below established rates (Note 2).

     Net patient service revenue consists of the following components for the year ended December 31, 2005:

         Gross patient service revenue                     $ 4,824,558
         Less: provision for contractual allowances         (1,937,060)
                                                           -----------
            Net patient service revenue                    $ 2,887,498
                                                           ===========

                      HC INNOVATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                      For the Year Ended December 31, 2005

--------------------------------------------------------------------------------

13.  INCOME TAXES

     The Company accounts for income taxes following the asset and liability method in accordance with Statement of Financial Accounting Standards
     (SFAS) No. 109, "ACCOUNTING FOR INCOME TAXES." Under such method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company's income tax returns are prepared on the tax basis of accounting. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years that the asset is expected to be recovered or the liability settled.

     As of December 31, 2005, the Company had net operating loss carryforwards for federal income tax purposes of approximately $2,000,000, which is available to offset future federal taxable income, if any, ratably through 2025. The available net operating loss carryforwards resulted in a deferred tax asset of approximately $800,000 at December 31, 2005. Management has established a 100% valuation allowance against the deferred tax asset created by the available net operating loss carryforwards at December 31, 2005. In assessing the need for a valuation allowance, the Company estimates future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be impacted by changes to tax laws, changes to statutory tax rates and future taxable income levels. In the event the Company were to determine that it would be able to realize its deferred tax assets in the future it would decrease the recorded valuation allowance through an increase to income in the period in which that determination is made. The valuation allowance increased approximately $553,000 during the year ended December 31, 2005.

14.  STOCKHOLDERS' EQUITY (DEFICIT)

     Stock Split
     -----------

     On September 19, 2005, the Company's Board of Directors ("Board") approved an increase in the authorized shares of voting common stock from 100,000 shares to 70,000,000 shares and approved a 537.41528-to-1 stock split. The effect of the stock split has been recognized in the stockholders' equity (deficit) section of the consolidated balance sheet and in all share data in the accompanying consolidated financial statements and notes to consolidated financial statements.

                      HC INNOVATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                      For the Year Ended December 31, 2005

--------------------------------------------------------------------------------

14.  STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

     Warrants
     --------

     A summary of warrant activity, with the effect of the 537.41528-to-1 stock split retroactively stated to January 1, 2005 is as follows:

                                          Exercise      Weighted      Weighted
                                            Price        Average      Average
                                             per        Exercise     Remaining
                              Warrants     Warrant        Price     Life (Years)
                              ----------  ----------  ------------ -------------
       Outstanding at
         January 1, 2005      5,166,711    $.09677       $.09677           8.0

           Issued                    --                       --            --

           Exercised                 --                       --            --

           Expired                   --                       --            --
                             ----------
       Outstanding at
         December 31, 2005   $5,166,711    $.09677       $.09677           7.0
                             ==========

15.  EARNINGS (LOSS) PER SHARE

     Basic earnings (loss) per share ("EPS") is computed by dividing the net income (loss) attributable to the common stockholders (the numerator) by the weighted average number of shares of common stock outstanding (the denominator) during the reporting periods. Diluted income (loss) per share is computed by increasing the denominator by the weighted average number of additional shares that could have been outstanding from securities convertible into common stock, such as stock options and warrants (using the "treasury stock" method), and convertible preferred stock and debt (using the "if-converted" method), unless their effect on net income (loss) per share is antidilutive. Under the "if-converted" method, convertible instruments are assumed to have been converted as of the beginning of the period or when issued, if later. The effect of computing the diluted income
     (loss) per share is antidilutive  and, as such,  basic and diluted earnings
     (loss) per share are the same for the year ended December 31, 2005.

16.  COMMITMENTS

     HealthSpring Agreement
     ----------------------

     During 2005, the Company entered into an agreement with HealthSpring USA, LLC (HealthSpring). HealthSpring provides management and administrative functions to affiliated health plans, which are payors of health care services. ECI of Tennessee will provide care management services to HealthSpring program participants in Tennessee. ECI of Tennessee charges $300 per month per program participant to HealthSpring. For the year ended December 31, 2005, ECI of Tennessee recorded $270,000 of revenue from HealthSpring which comprised 100% of ECI of Tennessee's revenue for the year.

     Consulting Agreements
     ---------------------

     HCI entered into a consulting agreement with Corporate Communications Group, Inc. and Strategic Growth International, Inc. (collectively, the Consultants) in July 2005, whereby the Consultants will advise and assist HCI in its efforts to raise capital and secure a public shell. As part of the agreements, in exchange for services rendered, the consultants were granted 4,840 shares of HCI's common stock.

                      HC INNOVATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                      For the Year Ended December 31, 2005

--------------------------------------------------------------------------------

16.  COMMITMENTS (CONTINUED)

     Consulting Agreements (continued)
     ---------------------------------

     The fair value of the consulting services was $61,500. $50,000 has been recorded as professional fees expense for December 31, 2005 and $10,500 has been recorded as prepaid expenses related to the agreements.

     During August 2005, HCI terminated a consulting agreement with National Strategies, Inc. (NSI). As part of the original agreement, entered July 1, 2004, NSI was to provide consulting services to secure contracts for the sale or lease of the Company's products and/or services with government entities throughout the United States. Certain members of NSI purchased an aggregate of 464 shares of common stock of HCI at $1 per share. As part of the termination, the members tendered their existing stock certificates. HCI issued new certificates in the amount of their vested shares (28 shares vested at August 19, 2005).

     Business Advisor Agreement
     --------------------------

     In September 2005, the Company entered into an agreement with an outside advisor (Advisor Agreement) whereby the Advisor has been engaged to provide advice to the Company as the Chair of its Business Advisory Board, assist in the development of the Business Advisory Board, and provide other services on behalf of the Company.

     The Advisor was issued 100,000 shares of the Company's common stock in connection with the Advisor Agreement. The fair value of the shares on the date of issuance was $40,000 or $.40 per share.

     The Advisor can also be issued contingent warrants to purchase up to 360,000 common shares of the Company at an exercise price of $1.25 per share upon the attainment of specified growth goals of the Business Advisory Board. Beginning in calendar year 2006 and through calendar year 2008, 120,000 contingent warrants may be earned each year commensurate with achieving company growth in gross revenues of $10,000,000 for 2006, $18,000,000 for 2007, and $28,000,000 for 2008.

                      HC INNOVATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                      For the Year Ended December 31, 2005

--------------------------------------------------------------------------------

16.  COMMITMENTS (CONTINUED)

     Operating Leases
     ----------------

     The Company is obligated under various operating leases for the rental of office space and office equipment. Future minimum rental commitments with a remaining term in excess of one year as of December 31, 2005 are as follows:

           Years Ending December 31,
           -------------------------

               2006                                          $ 70,484
               2007                                            72,408
               2008                                            67,366
               2009                                            59,030
                                                             --------
           Total minimum lease payments                      $269,288
                                                             ========

     Rent expense for the year ended December 31, 2005 was $85,027.

17.  BENEFIT PLANS

     The Company established a 401(k) retirement plan on February 1, 2005. Employees 21 years or older are eligible the first day of the quarter upon completing three months of employment. The maximum deferral under the plan is 100% of total pay, not to exceed the elective annual deferral limits of the Internal Revenue Code. At the Company's discretion, there may be an employer matching contribution which is not to exceed the employee's deferral amount. Employer contributions are generally vested after 1 year of service with the Company. During 2005, 2% of employees' compensation was matched for a total employer retirement plan contribution of $25,263.

18.  RISKS AND UNCERTAINTIES

     Patient Service Revenue
     -----------------------

     Approximately eighty percent of net patient services revenue in 2005 was derived under federal (Medicare) and state (Medicaid) third-party reimbursement programs, respectively. These revenues are based, in part, on cost reimbursement principles and are subject to audit and retroactive adjustment by the respective third-party fiscal intermediaries. The general trend in the healthcare industry is lower private pay

                      HC INNOVATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                      For the Year Ended December 31, 2005

--------------------------------------------------------------------------------

18.  RISKS AND UNCERTAINTIES (CONTINUED)

     Patient Service Revenue (continued)
     -----------------------------------

     utilization due to liberal asset transfer rules and the degree of financial planning that takes place by the general public. The Company's ability to maintain the current level of private pay utilization and thereby reduce reliance on third-party reimbursement is uncertain due to the economic and regulatory environment in which the Company operates.

     Malpractice Insurance
     ---------------------

     The Company maintains malpractice insurance coverage on an occurrence basis. It is the intention of the Company to maintain such coverage on the occurrence basis in ensuing years. During the year ended December 31, 2005 no known malpractice claims have been asserted against the Company which, either individually or in the aggregate, are in excess of insurance coverage.

19.  BUSINESS SEGMENTS

     The Company's operations by business segment for the year ended December 31, 2005 wa as follows:

                              Professional         Disease
                                Services          Management           Total
                              ------------       ------------       -----------

     Net Sales                 $2,617,498          $270,000         $2,887,498

     Operating Profit/(Loss)       18,813        (1,320,039)        (1,301,226)

     Identifiable Assets          371,145         1,457,185          1,828,330

20.  SUBSEQUENT EVENT

     On April 17, 2006, the Company closed on a new convertible debenture note in the amount of $500,000. The terms of this note, with an existing stockholder, are identical to the 2005 convertible debentures (see Note
     10). Management also anticipates that this debenture will be converted to common stock once the Company commences trading. The total principal amount of the debentures of $500,000 is convertible into 500,000 shares of the Company's common stock. The conversion price of the debentures is equal to 50% of the market price of HCI's common stock on the day prior to conversion. In no circumstances will the conversion price be less than $.40 per share.

     The term of the debentures is 18 months from the date of issuance. They do not bear interest. In lieu of interest, the Company issued 500,000 shares of its common stock to the holders of the convertible debentures which was treated as a discount on the debentures to be amortized as interest expense over the life of those debentures.

                        CONSOLIDATED FINANCIAL STATEMENTS
                              HC INNOVATIONS, INC.
                          AS OF AND FOR THE YEARS ENDED
                           DECEMBER 31, 2004 AND 2003

                             HC INNOVATIONS, INC.
                      CONSOLIDATED FINANCIAL STATEMENTS
                              TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----

Report of the Independent Registered Accounting Firm                      1

Consolidated Balance Sheets as of December 31, 2004 and 2003              2

Consolidated Statements of Operations for the Years Ended
December 31, 2004 and 2003                                                3

Consolidated Statements of Changes in Stockholders' Deficit for
the Years Ended December 31, 2004 and 2003                                4

Consolidated Statements of Cash Flows for the Years Ended
December 31, 2004 and 2003                                                5

Notes to Consolidated Financial Statements                              6-11

REPORT OF THE INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Stockholders and
Board of Directors
HC Innovations, Inc & Subsidiaries

We have audited the accompanying balance sheets of HC Innovations, Inc & Subsidiaries as of December 31, 2004 and 2003 and the related statements of operations, change in stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe the audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HC Innovations, Inc & Subsidiaries as of December 31, 2004 and 2003, and the result of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The realization of a major portion of its assets is dependent upon its ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.



Seligson & Giannattasio, LLP
White Plains, NY
June 10, 2005, except Note 14 which is
dated September 19, 2005

                       HC INNOVATIONS, INC. & SUBSIDIARIES

                           Consolidated Balance Sheets

                                                                December 31,
                                                             2004          2003
                                                        ---------     ---------
Assets
  Current Assets
    Cash                                                $  39,755     $  50,267
    Accounts receivable                                        --        25,450
    Prepaid expenses                                        5,721         1,906
                                                        ---------     ---------

  Total Current Assets                                     45,476        77,623

  Fixed Assets, net of accumulated depreciation
    of $50,417 and $10,947                                254,464        88,282

  Other Assets
    Deferred financing fees, net                            2,821         3,591
    Security deposits                                      55,166         2,972
    Due from NP Care, LLC- related party                  137,652            --
    Due from other related entities                           200            --
                                                        ---------     ---------

Total Assets                                            $ 495,779     $ 172,468
                                                        =========     =========

Liabilities & Stockholders' Deficit
  Liabilities
    Current Liabilities
      Line of credit                                    $  50,000     $  30,000
      Current portion of long-term debt                    92,927        59,207
      Accounts payable                                    239,625        36,249
      Accrued expenses                                      2,538         5,000
      Accrued interest                                      1,863            45
      Accrued payroll                                       2,267         3,458
                                                        ---------     ---------

    Total current liabilities                             389,220       133,959

    Loan Payable- related party                            50,000            --
    Long-term debt less current maturities                232,092       161,022
                                                        ---------     ---------

  Total Liabilities                                       671,312       294,981
                                                        ---------     ---------

  Commitments and contingencies

  Stockholders' Deficit
    Common stock $.01 par value, 100,000 voting
    and 100,000 nonvoting shares authorized,
    28,880 voting shares and 8,814 nonvoting
    shares issued and outstanding, respectively
    at December 31, 2004                                      377            --

      Additional paid in capital                          311,284            --
      Stock subscriptions receivable                      (22,115)           --
      Members equity                                           --      (122,513)
      Retained Deficit                                   (465,079)           --
                                                        ---------     ---------

  Total Stockholders' Deficit                            (175,533)     (122,513)
                                                        ---------     ---------

Total Liabilities & Stockholders' Deficit               $ 495,779     $ 172,468
                                                        =========     =========


                 See notes to consolidated financial statements

                      HC INNOVATIONS, INC AND SUBSIDIARIES

                      Consolidated Statements of Operations

                                                       Year Ended December 31,
                                                         2004           2003
                                                       ---------      ---------

Net Service Revenues                                   $ 309,100      $ 297,550
                                                       ---------      ---------

Cost of Services
   Salaries                                              152,488        181,610
   Payroll taxes                                          14,574         15,999
   Retirement plan                                         4,763          9,440
   Workers' comp insurance                                10,072          5,548
   Health insurance                                        3,322            794
   CME & licenses                                          2,055             --
   Malpractice insurance                                     342             --
   Referral fees                                             440             --
   Telephone/pagers/mobile                                   713          8,706
   Training/education                                      3,736             --
   Supplies/postage/script/credent                         2,952          6,116
   Books, periodicals                                        487             --
   Marketing                                              12,410            861
   Payroll services                                        1,557          1,176
   Equipment                                               7,684             --
                                                       ---------      ---------
   Total Cost of Services                                217,595        230,250
                                                       ---------      ---------

Gross Profit                                              91,505         67,300
                                                       ---------      ---------

General & Administrative
   Professional fees - legal                              59,427         37,964
   Professional fees - accounting/tax                      2,744             --
   Professional fees - bookkeeping                        11,598          3,500
   Professional fees - consulting                        166,327         41,198
   Professional fees                                      44,892          8,297
   Outside services                                        6,857             --
   Donations                                                 775             --
   Dues & memberships                                      1,065          1,208
   Gifts                                                      49             --
   Travel                                                 26,670         16,221
   Office                                                  8,455          4,082
   Vehicle                                                   540          4,570
   Trademarks                                                670             --
   Business insurance                                      9,431          7,951
   Printing                                                  568          6,045
   Software research and development                      88,624             --
   Software support / tech. fees                           9,936          1,678
   Recruiting                                             16,622             --
   Rent                                                   16,100             --
   Utilities                                              13,809             --
   Miscellaneous                                             548          3,875
                                                       ---------      ---------
   Total General & Administrative Expenses               485,707        136,589
                                                       ---------      ---------

   Loss from operations                                 (394,202)       (69,289)
                                                       ---------      ---------

Other (income)/expense
   Interest                                               25,444          8,401
   Taxes                                                   1,978             --
   Amortization & depreciation                            40,873         10,713
   Other                                                   2,582             --
                                                       ---------      ---------
   Total Other (Income)/expense                           70,877         19,114
                                                       ---------      ---------

Net loss                                               $(465,079)     $ (88,403)
                                                       =========      =========


Basic and diluted weighted shares
  outstanding                                          8,726,855      8,123,032

Basic and diluted loss per share                       $    (.05)     $    (.01)



                 See notes to consolidated financial statements

                      HC INNOVATIONS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

                                                                          Additional
                                             Common Stock                   Paid-in    Subscriptions    Members'        Retained
                                                Shares         Amount       Capital      Receivable      Equity         Deficit
                                             -----------    -----------   -----------   -----------    -----------    ------------
Balance - January 1, 2003                    $        --    $        --   $        --   $        --    $   (13,264)   $        --

Distributions to members                                                                                   (20,846)

Net loss                                              --             --            --            --        (88,403)            --
                                             -----------    -----------   -----------   -----------    -----------    -----------

Balance - December 31, 2003                                                                               (122,513)            --

Recapitalization of members' equity                   --             --      (122,513)           --        122,513             --

Issuance of shares for consulting services           464              5        44,887            --             --             --

Issuance of share to founders                     15,115            151       367,016            --             --             --

Issuance of securities                            22,115            221        21,894       (22,115)            --             --

Net loss                                              --             --            --            --             --       (465,079)
                                             -----------    -----------   -----------   -----------    -----------    -----------

Balance - December 31, 2004                       37,694    $       377   $   311,284   $   (22,115)   $        --    $  (465,079)
                                             ===========    ===========   ===========   ===========    ===========    ===========


                 See notes to consolidated financial statements

                      HC INNOVATIONS, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                                                         Year ended December 31,
                                                            2004         2003
                                                         ---------    ---------
Cash flow from operating activities
  Net loss                                               $(465,079)   $ (88,403)
  Adjustments to reconcile net loss to net cash
    provided/used by operating activities
    Depreciation and amortization                           40,873       10,713
    Change in assets and liabilities:
      Accounts receivable                                   25,450      (25,450)
      Prepaid expense                                       (4,448)      (1,273)
      Security deposits                                    (52,194)      (2,972)
      Accounts payable                                     203,377       22,325
      Advanced payments on contract                             --      (40,000)
      Accrued expenses                                      (1,836)      15,355
                                                         ---------    ---------

        Net cash used in operating activities             (253,857)    (109,705)
                                                         ---------    ---------

Cash flows from investing activities
  Acquisition of equipment                                (205,651)      (2,525)
  Net advances to related parties                         (137,852)          --
                                                         ---------    ---------

        Net cash used in investing activities             (343,503)      (2,525)
                                                         ---------    ---------

Cash flows from financing activities
  Financing fees on notes payable                               --       (3,847)
  Proceeds of capital leases                               131,380      (18,479)
  Proceeds of notes payable                                 23,409      145,727
  Net borrowings on credit line                             20,000       30,000
  Members' distributions                                        --      (20,846)
  Issuance of common stock                                 412,059           --
                                                         ---------    ---------

        Net cash provided by financing activities          586,848      132,555
                                                         ---------    ---------

Net change in cash                                         (10,512)      20,325

Cash - Beginning                                            50,267       29,942
                                                         ---------    ---------

Cash - Ending                                            $  39,755    $  50,267
                                                         =========    =========

Supplemental cash flow information:

  Interest paid                                          $  23,626    $   8,355
                                                         =========    =========
  Income taxes paid                                      $      --    $      --
                                                         =========    =========

Noncash Investing and Financing Activities:
  Unpaid stock subscriptions                             $  22,115    $      --
                                                         =========    =========

                 See notes to consolidated financial statements

                              HC Innovations, Inc.
                                And Subsidiaries

                   Notes to Consolidated Financial Statements

                              December 31, 2004

NOTE 1 - NATURE OF OPERATIONS

HC Innovations, Inc., (the "Company") was incorporated in Delaware in December 2004. In December 2004, the Company obtained control of Enhanced Care Initiatives, Inc ("ECI") and Enhanced Care Initiatives of Maine, Inc. through an exchange of shares with the existing shareholders of ECI. The financial statements reflect the transaction as a reverse acquisition and as such, include the financial statements for ECI and its subsidiary and predecessor for all periods presented. The Company's business is to provide specialty healthcare management services to subgroups of people with high costs and disability and create and implement programs and interventions that improve their health, resulting in dramatic reductions in the cost of their care. The Company also develops and implements medical management systems for the long term care industry.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Principles of Consolidation
---------------------------

The consolidated financial statements include the accounts of the Company and its direct and indirect wholly- owned subsidiaries, Enhanced Care Initiatives, Inc. and Enhanced Care Initiatives of Maine, Inc. All material intercompany transactions have been eliminated in consolidation.

Allowance for Doubtful Accounts
-------------------------------

It is the Company's policy that an allowance for doubtful accounts will be established and evaluated periodically for adequacy based upon management's evaluation of past loss experience and other factors which could affect collectibility.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment
---------

Equipment is reflected at cost. Major improvements and betterments to the equipment are capitalized. Expenditures for maintenance and repairs which do not extend the estimated useful lives of the applicable assets are charged to expense as incurred. When equipment is retired or otherwise disposed of, the assets and the related accumulated depreciation are removed from the accounts and any resulting profit or loss is recognized in operations.

The Company provides for depreciation over the estimated useful lives of the assets for financial reporting purposes of five years, using the straight-line method.

Cash & Cash Equivalents
-----------------------

Cash and equivalents include all cash balances on hand and short-term, highly liquid investments with original maturities of three months or less.

                              HC Innovations, Inc.
                                And Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2004



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
---------------------------------------------------------------

Fair Value
----------

The Company has a number of financial instruments, none of which is held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2004 and 2003, does not differ materially from the aggregate carrying values of these financial instruments recorded in the accompanying balance sheets. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Deferred Financing Fees
-----------------------

All deferred financing costs to obtain financing with the U.S. Small Business Administration (SBA) are being amortized on a straight-line basis over the term of the related debt.

Related Party Transactions
--------------------------

The Company paid certain expenses of or loaned money to related entities during 2004. These transactions are treated as assets to the Company and are expected to be paid back by the related entities as cash flow permits. As of December 31, 2004, the Company had loaned a total of $135,850 to NP Care, LLC, a Limited Liability Company whose sole member is a physician and an officer and director of the Company. Interest accrues at a rate of 5% per annum on the unpaid principal. Total interest accrued as of December 31, 2004 was $1,802.

Advertising
-----------

Advertising costs are expensed as they are incurred.

Income Taxes
------------

The Company's deferred income taxes arise principally from the net operating losses and other timing differences. Income taxes are reported based upon Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes".

Consolidated net operating losses totaling $465,079 may be used to offset income through 2024. The Company has recorded a full valuation allowance against the deferred tax asset for the net operating losses totaling $186,031.

NOTE 3 - CONCENTRATION OF RISK
------------------------------

Cash
----

The Company maintains cash balances at one bank. The accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. At times during the year, the cash balances at the bank may have exceeded the insured limit.

                              HC Innovations, Inc.
                                And Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2004


NOTE 3 - CONCENTRATION OF RISK (continued)
------------------------------------------

Receivables
-----------

The Company's agreement with Health Net was terminated on August 13, 2004. The Company derived substantially all of its revenues from the contract with Health Net for the year ended December 31, 2004. All receivables at the date of termination were paid by December 31, 2004.

NOTE 4 - EQUIPMENT
------------------

At December 31, 2004 and 2003, equipment consisted of:

                                                              December 31,
                                                          2004            2003
                                                        --------         -------
Medical equipment                                       $  1,350         $ 1,350
Office equipment                                           9,768           4,866
Computer equipment                                       176,263          93,013
SAI systems software                                     117,500              --
                                                        --------         -------
                                                         304,881          99,229
Less: accumulated depreciation                            50,417          10,947
                                                        --------         -------

                                                        $254,464         $88,282
                                                        ========         =======

NOTE 5 - LINE-OF-CREDIT
-----------------------

The Company has an agreement with Citibank for a revolving line-of-credit of $50,000. The Company is required to pay interest at the rate of 6.25% as of December 31, 2004. The total amount outstanding under this arrangement was $50,000 at December 31, 2004.

NOTE 6 - OBLIGATION UNDER CAPITAL LEASE
---------------------------------------

Citicorp Vendor Finance
-----------------------

The Company has a capitalized lease with Citicorp Vendor Finance for computers and medical equipment at a cost of $89,075. The lease is for thirty-six months with monthly payments of $2,972. The interest rate implicit in the lease is approximately 9.3%.

The  net  book  value  of  the  leased   equipment  at  December  31,  2004  was
approximately $63,000 and the amortization of the equipment is included in depreciation expense.

US Bancorp Manifest Funding
---------------------------

In July 2004, the Company entered into a capital lease for Easy Care Computer Software and tape backup computers at a cost of $75,000. The lease is for sixty months with monthly payments of $1,763. The interest rate implicit in the lease is approximately 14.2%.

The  net  book  value  of  the  leased   equipment  at  December  31,  2004  was
approximately $67,500 and the amortization of the equipment is included in depreciation expense.

                              HC Innovations, Inc.
                                And Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2004


NOTE 6 - OBLIGATION UNDER CAPITAL LEASE (Continued)
---------------------------------------------------

GE Capital
----------

In September 2004, the Company entered into a capital lease for computer equipment with a cost of $62,000, of which $12,400 was paid as a downpayment resulting in a net lease amount of $49,600. The lease is for sixty months with monthly payments of $1,091. The interest rate implicit in the lease is approximately 11.7%.

The  net  book  value  of  the  leased   equipment  at  December  31,  2004  was
approximately $58,000 and the amortization of the equipment is included in depreciation expense.


IFC Credit Corp.
----------------

In July 2004, the Company entered into a capital lease for Easy Care Software System at a cost of $50,000. The lease is payable in thirty-six months with monthly payments of $1,783. The interest rate implicit in the lease is approximately 16.7%.

The  net  book  value  of  the  leased   equipment  at  December  31,  2004  was
approximately $45,000 and the amortization of the equipment is included in depreciation expense.


     Minimum future lease payments under the capital leases as of December 31, 2004 are as follows:

         Years Ending December 31,                            Amount
         -------------------------                         -----------
             2005                                          $    91,297
             2006                                               64,552
             2007                                               46,723
             2008                                               34,245
             2009                                               23,921
                                                           -----------
         Total Minimum Lease Payments                          260,738
           Less: Amount Representing Interest                  (54,858)
                                                           -----------

         Present Value of Net Minimum Lease Payments       $   205,880
                                                           ===========

                              HC Innovations, Inc.
                                And Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2004


NOTE 7 - LONG-TERM DEBT
-----------------------

Long-term debt consists of the following at December 31, 2004:


                             Interest                               December 31,
Description                    Rate       Due Date       2004           2003
-------------------------    --------     --------     --------      --------

SBA loan payable in
monthly installments of
$2,924 including interest       6.25%         2008     $119,139      $145,727
Capital Leases               Prime + 1%       2008      205,880        74,502
                                                       --------      --------


                                                        325,019       220,229

Less: current maturities                                 92,927        59,207
                                                       --------      --------

                                                       $232,092      $161,022
                                                       ========      ========

Long-term debt matures as follows:

Fiscal year ended December 31,
2005          $  92,927
2006             81,997
2007             69,528
2008             57,831
2009             22,736
              ---------

               $325,019
              =========


NOTE 8 - BENEFIT PLANS
----------------------

The Company terminated its Simple IRA Plan in October 2004 and established a new 401(k) retirement plan for substantially all Company employees with Principal Financial Group early in 2005.

                              HC Innovations, Inc.
                                And Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2004


NOTE 9 - SUBSCRIPTION AGREEMENT
-------------------------------

The Company entered into a subscription agreement with an investor dated May 26, 2004, whereby the investor purchased 5,115 shares of common stock at a purchase price of $97.75 per share for an aggregate purchase price of $500,000.

NOTE 10 - CONSULTING AGREEMENT/RESTRICTED STOCK PURCHASE AGREEMENT
------------------------------------------------------------------

The Company entered into a consulting agreement with National Strategies, Inc. on July 1, 2004, whereby National Strategies, Inc. will advise and consult the Company and assist the Company in its efforts to secure contracts for the sale or lease of the Company's products and/or services with government entities throughout the United States. As part of the agreement, certain members of National Strategies, Inc. purchased an aggregate of 464 shares of the common stock of the Company at $1.00 per share. The share price was significantly lower than the share price of the subscription agreement entered into on May 26, 2004 (Note 9). The aggregate difference of $44,892 was expensed as consulting fees.

NOTE 11- LOAN AGREEMENT - RUBIN FAMILY IRREVOCABLE STOCK TRUST
--------------------------------------------------------------

HC Innovations, Inc. (Borrower) entered into a loan agreement with The Rubin Family Irrevocable Stock Trust (Lender), a shareholder of the Company, on December 27, 2004, whereby, among other provisions, the Lender extended a credit facility to the Borrower for general company purposes in exchange for warrants to purchase shares of non-voting common stock of the Borrower. The term loan is in the original principal amount not to exceed $500,000. The loan accrues interest at the prime rate and interest only is payable monthly. The first $250,000 is available for drawdown in five installments of $50,000 each commencing on December 27, 2004, and each month thereafter until April 2005. The second $250,000 is subject to certain performance conditions being met by June 30, 2005. On December 31, 2004, there was $50,000 outstanding on the loan and is reported as a loan from a related party.

NOTE 12 - GOING CONCERN
-----------------------

At December 31, 2004, the Company had a working capital deficiency of $343,744 and an accumulated deficit of $465,079. Such recurring losses and working capital deficiency raise doubt about the Company's ability to continue as a going concern. The Company's financial statements do not include any adjustments relating to the recoverability and reclassification of recorded asset amounts or to amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern. As discussed in Note 11, the Company has obtained financing from a related party, which the Company intends to utilize for working capital purposes.

NOTE 13 - SUBSEQUENT EVENTS
---------------------------

During 2005, a decision was made to cease the operations of Enhanced Care Initiatives of Maine, Inc. due to the inability to secure a contract with the state of Maine that would generate revenues.


NOTE 14 - SUBSEQUENT EVENT - STOCK SPLIT
----------------------------------------


On September 19, 2005, the Company's Board of Directors approved an increase in the authorized shares to 70,000,000 shares and approved a 537.41528 - to - 1 stock split. The effect of the split has been recognized retrospectively in the share data reported in the statement of operations. In the statement of operations the basic loss per share is computed by dividing the net loss attributable to common stockholders (numerator) by the weighted average number of common stock outstanding (denominator) during the reporting periods. Diluted loss per share is computed by increasing the denominator by the weighted average of additional shares that could have been outstanding from securities convertible into common stock, such as stock options and warrants (using the "treasury stock" method), and preferred stock and debt (using the "if-converted" method), unless their effect on net loss per share is antidilutive. Under the if-converted method, convertible instruments are assumed to have been converted as of the beginning of the period when issued, if later. The effect of computing the diluted loss per share is antidilutive, and as such, basic and diluted loss per share are the same for the years ended December 31, 2004 and 2003.

PART III.

Item 1.  Index to Exhibits

Exhibit No. Document

2.1 Stock Acquisition Agreement by and between Ayre Holdings, Inc., HC Innovations, Inc., and the shareholders stated therein, dated May 11, 2006.**

3.1       Certificate of Incorporation, dated November 7, 2001.**

3.1.1 Certificate of Amendment to Certificate of Incorporation, dated May 17, 2006.**

3.1.2 Certificate of Amendment to Certificate of Incorporation, dated June 5, 2006.**

3.2       By-laws.**

4.1       Specimen of Common Stock certificate.*

10.1      Form of  Promissory  Note  issued to Rubin  Family  Irrevocable  Stock
          Trust.**

10.2      Form of Convertible Debenture issued to certain investors.**

10.3 Sublease Agreement between American Skandia Information and Technology Corporation and the Company, dates as of September 2004.**

10.4      Form of Registration Right Agreement signed with certain investors.**

10.5      Form of Subscription Agreement.**


10.6      Form of Warrants to Purchase Common Stock**

10.7 Disease Case Management Services Agreement and State of Work for Care Management Services between Alere Medical, Inc. and Enhanced Care Initiatives, Inc. dated October 16, 2006.**

10.8 Amended and Restated Consulting Agreement between HC Innovations, Inc. and Strategic Growth International, Inc., dated September 22, 2006.**

10.9 Memorandum of Understanding by and between NP Care of Ohio, LLC and Ohio Nurse Practitioners, Inc., Kayleen Berger and Kathryn Maxwell, dated October 20, 2006.**


21        List of Subsidiaries.**

23.1      Consent of Carlin, Charron & Rosen, LLP.

23.2      Consent of Seligson & Giannattasio, LLP.

------------
*    To be filed by amendment
**   Previously filed.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    HC Innovations, Inc
                                    Registrant





Date:  January 29, 2007             By:  /s/ David Chess, MD
                                    ------------------------------
                                    (Signature)
                                    Name:  David Chess, MD
                                    Title: Chief Executive Officer and Director



                                       40